SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003
Commission File Number 333-08072

Provalis plc
(Translation of registrant's name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of principle executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provalis plc

Date:

By: ______________________

Name: Lee Greenbury

Title: Secretary

EXHIBIT INDEX

Annual Report and Accounts 2003

www.provalis.com







Provalis plc Annual Report and Accounts 2003

Provalis


customer led
highly focused
break through technological design
profitable pharmaceutical business
growth phase
diabetes health management

Highlights

Sound financial results

- Group sales climbed to £14.0m, a 49% advance over 2002
- Group generated a pre-tax profit of £1.3m, after exceptional contribution of £3.4m from variation of agreement with Dr Falk Pharma (2002: loss £5.2m)
- Group gross profit advanced 45% to £7.7m (2002: £5.3m)
- Group operating loss for its continuing businesses reduced substantially to £1.7m (2002: £4.2m)*
- Group profitable at the EBITDA level at £0.3m for its continuing businesses (2002: loss £2.4m)**
- Profit (loss) per share before and after exceptional items of (0.6)p (2002: (1.7)p) and 0.4p (2002: (1.9)p) respectively***
- Cash position remains healthy at £6.6m (2002: £10.4m) with £1.5m due from Dr Falk Pharma in January 2004 and up to a further £2.0m due in January 2005 and with monthly payments of greater than £380,000 to Pfizer for Diclomax® due to end in November 2004

Strong product performance

- Medical Diagnostic product sales grew substantially to £3.1m (2002: £0.9m) led by the sales of Glycosal® in the USA
- Pharmaceutical product sales grew 33% to £10.9m (2002: £8.2m)
- Diclomax® sales were £6.4m with growing market share
- Irish sales business began in February 2003 and generated sales of £0.5m
- Rapolyte® launched in UK in May 2003

Good product pipeline

- G5 diagnostic technology progressed towards product completion and preparation for clinical trials in testing HbA1c
- Development programmes defined for a number of additional point of care products using the G5 platform
- Diclomax® regulatory approval in Ireland received August 2003
- Further product licensing opportunities under discussion for pharmaceutical sales business to leverage existing sales force

* see note 2 on page 32
** see note 5 on page 35
*** see note 10 on page 37

Glossary of Terms

Budenofalk® an oral medicine for the treatment of certain disorders of the intestines

Calceos® a chewable calcium and vitamin D3 tablet

CLIA waiver a waiver allowing an operator to use diagnostic tests in the US without the need for specific qualifications

Cletam Rapid® an oral medicine used to relieve pain

diabetes a disease that occurs when the supply of blood glucose to the cell is disrupted

diagnostic a chemical analysis carried out on a specific analyte to determine the presence, extent or lack of a disease

diclofenac a non-steroidal anti-inflammatory drug

Diclomax® an oral formulation of diclofenac which is a well established therapy for arthritis

EBITDA earnings before interest, tax, depreciation and amortisation

Enzyme a molecule that facilitates or speeds up a specific biological reaction

Enzymatic diagnostic assays an assay that uses enzyme reactions as part of the measurement process

FDA the US Food and Drug Administration, the authority responsible for granting marketing authorisations in respect of the US

G8 a new, fully automated diagnostic technology currently under development by the Group, initially for testing HbA1c

Glycosal® an instrument (HaemaQuant®) with disposable cartridges used to carry out a quantitative test for HbA1c, intended for use in the long term management of diabetes

HbA1c a haemoglobin molecule to which glucose is specifically conjugated

Immunological diagnostic assays an assay that uses antigen – antibody reactions as part of the measurement process

MicroG a new, fully automated HbA1c test to be made available OTC

NGSP National Glycohaemoglobin Standardisation Programme

NSAID non-steroidal anti-inflammatory drug

Osteoporosis a disease resulting in loss of bone density and strength

Osteosal® an instrument (InstaQuant®) with a disposable test used to carry out a quantitive test for osteoporosis

OTC over the counter, meaning available without prescription

Pennsaid® a topical formulation of Diclofenac

point of care a diagnostic test carried out in the doctor's office, clinic or satellite laboratory

product licence or marketing authorisation licence required to promote, market and sell pharmaceutical products and, in certain circumstances, diagnostic products

Rapolyte® an oral rehydration therapy

R&D research and development

Salofalk® a medicine used to treat specific disorders of the intestines

theranostic a diagnostic product used for therapy monitoring

turbidimetry an assay that uses the scattering of light as part of the measurement process

Ursofalk® an oral medicine used to treat specific disorders of the liver

Provalis Today

PROVALIS IS A DIVERSIFIED HEALTHCARE GROUP WITH BUSINESSES IN THE SALE OF PRESCRIPTION PHARMACEUTICALS IN THE UK AND IRELAND AND IN THE DEVELOPMENT AND SALE OF MEDICAL DIAGNOSTICS FOR CHRONIC DISEASE MANAGEMENT WORLDWIDE.

Provalis is nearing the end of the transition from a research orientated to a customer led, successful, healthcare group with its own products and highly focused product development programmes.

The Group is no longer a biotech company, but has used sound innovative science and break through technological design work to develop products approved by international regulatory authorities and accepted by physicians as meeting patients' needs.

Provalis is unusual amongst similar sized healthcare companies in that the cash flow from its pharmaceutical and diagnostic product sales allows the Group to fund R&D from its own cash reserves at levels which are substantial compared with turnover.

Provalis' strategy is to drive a profitable pharmaceutical sales and marketing business towards Europe and to develop a global 'point of care' diagnostics business focused on chronic disease management, in particular diabetes.

The market penetration of the Group's diabetes diagnostic product, Glycosal®, from 2000 onwards has provided the platform from which to launch G5 before the end of 2004, when Provalis will be at the beginning of another exciting growth phase in diabetes health management at the point of care.

With growing sales in domestic and international markets, focused and novel product development programmes and a satisfactory cash position, Provalis is positioning itself to deliver further growth and to continue progress towards long term, sustainable, profitability.

Provalis' Business Profile

WHAT EXCITES US AT PROVALIS IS OUR FUTURE. WE SERVE SIZEABLE HIGH VALUE MARKETS WHICH WE BELIEVE OFFER SUBSTANTIAL OPPORTUNITIES FOR GROWTH. WE BELIEVE WE ARE A COMPANY WITH A DIFFERENCE – NOVEL PRODUCTS FOR GROWING MARKETS THAT SATISFY PATIENT AND PHYSICIAN NEEDS.



Above Glycosal®, Provalis' HbA1c test for use at the point of care. **Below** Diclomax®, Provalis Pharmaceuticals' major product, which is now sold in the UK and Ireland.


56 CAPSULES
Diclomax SR
75mg
Provalis
28 CAPSULES
Diclomax Retard
100mg
Provalis

Provalis' strategy

Provalis' strategy is to use two operating businesses to deliver investor returns through:

- the development of novel point of care diagnostic tests for use in major areas of chronic disease, such as diabetes and osteoporosis, in global markets;
- focusing diabetes diagnostic products specifically on the key US market, with its economic reimbursement levels, and where 5% or 16 million of the population are diabetic;
- seeking theranostic opportunities and synergies between our diagnostic products with associated therapeutic products to aid their marketing by pharmaceutical companies;
- the marketing and sale of owned or licensed ethical pharmaceutical products in new and existing European markets to generate cash flow to expand the Group's product pipeline; and
- acquiring complementary products and businesses to help fuel corporate growth.

Provalis' products

Provalis markets its medical diagnostic products worldwide, with the principal market being the USA, and its pharmaceutical products in the UK and the Republic of Ireland.

The Medical Diagnostics business has grown through the development of innovative products using sound science and technology based around simple instrument readers and disposable test cartridges and building a long term repeat business in the chronic disease management setting. At present Provalis markets its diagnostic products through a series of distributors.

The pharmaceutical products are promoted through a dedicated representative sales force with a dynamic sales and marketing approach, using core competencies in developing sales for high margin, sometimes niche, products in fragmented markets.

Provalis' markets

Medical Diagnostics

"Point of care" or "near patient" medical diagnostics are becoming increasingly recognised as a major factor in efficient primary care in the physician's office. A diagnostic test at the time of the patient consultation is seen as important in the optimisation of patient and disease management. Glycosal®, Provalis' lead diagnostic product, monitors HbA1c levels, vitally important in assessing long term control of diabetes.

The growth in the prevalence of diabetes in the USA, Provalis' target market, has led to more than 17 million Americans now having the disease, with an estimated $34bn of indirect costs. The cost of managing each diabetes patient in the US currently averages over $13,000 per year – part of this cost being the management of their disease using regular HbA1c testing.

There are about 100,000 physician offices in the USA available to conduct CLIA waived diagnostic tests rather than sending them away to a laboratory. As over 100 million HbA1c tests are conducted worldwide each year, the physician now has the opportunity to conduct the test directly with the patient, maximising consultation effectiveness and, through reimbursement, providing a better profit opportunity for the physician. This provides the Glycosal® market opportunity.

Recent market reports indicate that revenues from the HbA1c testing market in the USA are poised for growth with redistribution from the laboratory based market. This paradigm shift, with the benefits of testing frequency, acceptable reimbursement and high quality test performance driving revenues, will be driven and encouraged by both managed care organisations and consumers.

Provalis seeks to develop diagnostic platforms that are accurate, fast and easy to use. No special training is required to perform the tests. These attributes have begun to make Glycosal® popular with physicians, particularly in the USA, where such testing is usually reimbursed by insurance plans.

Pharmaceuticals

Provalis sells pharmaceuticals into the UK and Irish markets. Provalis is in the top 50 pharmaceutical companies in the UK by revenue. The market in the UK product sectors in which Provalis competes is valued at around £260m and Provalis has approximately a 5% market share.

Provalis' lead pharmaceutical product, Diclomax®, is in the "plain NSAID" market. This market is currently some £150m in the UK with Provalis having a 5% market share. Ursofalk®, Provalis' second biggest product, is presently in a £6m market and has a 47% market share.

Achievements in 2003

2003 was a year of real progress at Provalis where:

- Glycosal® made an important sales breakthrough in the valuable USA market;
- Diclomax® transformed the sales and profitability of the pharmaceutical business;
- The Group's product pipeline continued to progress with G5 being readied for pivotal multi-centre clinical studies and regulatory filings anticipated by the end of 2003;
- The Group's cash position remained healthy and will further benefit from the monies due following the variation of the agreement with Dr Falk Pharma, and the stopping in November 2004 of the £88,000 weekly payments to Pfizer for Diclomax®; and
- The Group refocused its activities on its two operating businesses.

Chairman's and Chief Executive Officer's Report



Frank Harding Chairman



Philip Gould Chief Executive

BOTH BUSINESSES ACHIEVED SUBSTANTIAL SALES GROWTH IN THE YEAR... THE MEDICAL DIAGNOSTICS DIVISION RECORDED SALES OF £3.1M ON THE BACK OF THE PROGRESS OF GLYCOSAL® IN THE USA... THE PHARMACEUTICALS DIVISION GENERATED SALES OF £10.9M AND MADE A MAJOR ADVANCE IN PROFITABILITY.

Provalis had a strong year in 2003. Sales grew significantly to £14.0m, the Group operating loss was reduced from £5.4m to £2.1m and the Group became EBITDA ("Earnings Before Interest, Tax, Depreciation and Amortisation" (see note 5 on page 35)) excluding discontinued activities positive for the first time. Following the recognition of an exceptional profit of £3.4m from the variation of the distribution agreement with Dr Falk Pharma, the Group declared a pre-tax profit of £1.3m – a first for the Group – against a loss of £5.2m in 2002.

The year saw a notable success in the USA with Cholestech Corporation, our point of care partner in this key market, beginning to sell Glycosal®, our diabetes diagnostic product. Cholestech's sales were kick started by immediate sales to Abbott Laboratories which were then followed by further good progress in the year. The Medical Diagnostics division had record sales of £3.1m as a result of this sales progress and has now supplied over 7,100 instruments and approaching two million test cartridges since the product was introduced in 2000. The directors believe that, with Glycosal®, Provalis has the leading product in the point of care testing of glycated haemoglobin ("HbA1c"). This market continues to expand in the USA as tests that would have been carried out as part of the $1bn laboratory market are beginning to be carried out in the near patient setting.

The Group's pharmaceutical sales business made good progress in the year with record sales of £10.9m and a major advance in profitability to £2.5m. Through focused promotion, it generated sales of Diclomax® of £6.4m, successfully initiated its business in Ireland with £0.5m sales, launched Rapolyte® onto the UK market and completed a variation of its distribution arrangement with Dr Falk Pharma for its products for the UK market. The directors recognise the importance of replacing the income stream from the Dr Falk Pharma products, and discussions are on-going with third parties which have products available.

Encouraging progress has been made in product development, with the continued investment in G5, the Group's next generation, patient focused, diagnostics technology. The diabetes HbA1c product using this platform is now coming to the end of its development and is being readied for clinical trials to allow it to be registered for prescription home use status with the FDA in the USA.

The cash position and future cash flows of the Group have benefited from a number of factors; the margin from the growing sales business, stopping significant expenditure on the Vaccines business, the availability of a £0.95m grant from the Welsh Development Agency to support capital expenditure related to manufacturing expansion, and the variation of the Dr Falk Pharma distribution agreement yielding up to a further £3.5m cash by January 2005. Importantly, the weekly instalments payable to Pfizer for Diclomax® stop in November 2004, resulting in substantial cash flows being generated by Diclomax® thereafter.

The further successful development of Provalis in 2003 was due to the efforts of all employees, and to the loyalty and support of our customers, commercial partners and shareholders alike. We thank them all for their efforts.

Thanks must also be given to Neil Kirkby, Finance Director, who left the Company in April 2003 to pursue other interests. We welcome Peter Bream into the role, who comes to the Company with considerable experience.

Sales in the first two months of the new financial year are ahead of those in the same two months last year. As would be expected, sales by Medical Diagnostics are lower than the same period last year because that period was dominated by the initial sales, through Cholestech Corporation, to Abbott Laboratories, but are expected to progress satisfactorily for the remainder of this year. The Pharmaceutical division is trading ahead of last year, in line with the Group's internal expectations.



Frank Harding
Chairman



Philip Gould
Chief Executive

Financial Highlights

Turnover
£'m


7.8
9.4
14.0
01
02
03

Gross profit
£'m


3.1
5.3
7.7
01
02
03

EBITDA (excluding discontinued activities)
£'m


(4.3)
(2.4)
0.3
01
02
03

Operating loss before tax and interest
£'m


(5.2)
(5.4)
(2.1)
01
02
03

Operating Review



Above G5, Provalis' new, fully automated, test platform being used to measure HbA1c levels.

Right Provalis Diagnostics' fully automated manufacturing line for the Glycosal® test cartridge.



Operating Review

IN THE YEAR THE GROUP SUPPLIED OVER ONE MILLION GLYCOSAL® TEST CARTRIDGES AND SHIPPED TWICE AS MANY INSTRUMENTS AS IN THE PREVIOUS TWO YEARS COMBINED... IN THE YEAR AHEAD THE COMPANY EXPECTS TO SEE GROWTH OF DICLOMAX® THROUGH BOTH ITS REGISTRATION IN IRELAND AND OTHER SALES AND MARKETING INITIATIVES.

Products and markets

Provalis' two key products are the diabetes management diagnostic Glycosal® and the anti-arthritis medication Diclomax®.

Glycosal®

The major advance for Glycosal® this year has been in the USA – the world's largest diagnostics market – where sales of the instrument and the pull-through of the test cartridges have been pleasing. The product has been particularly well received by the smaller doctors' practices.

In the year the Group supplied over one million Glycosal® test cartridges for sale and shipped twice as many instruments as in the previous two years combined. Our distributors report that 200 to 300 instruments continue to be placed with doctors in the USA each month and that test cartridge volumes have been building steadily. Provalis estimates its installed base of machines now stands at over 6,000. The Group believes that Glycosal® is now the leading CLIA waived doctors' office diabetes HbA1c product in the USA market.

Sales of Glycosal® continue to advance in the other markets into which it is sold by our two key distributors, Cholestech Corporation, which sells the product as the "GDX", and Bio-Rad Laboratories, which sells it as the "MicroMat II".

The number of countries in which Glycosal® is sold continues to increase. In particular, Cholestech has recently launched the product in Canada, another high value market, where over 2.2 million people are estimated to have the disease, and in June the first shipment was made to Bio-Rad to service the Japanese market which is the second largest HbA1c market in the world. In addition, Bio-Rad is establishing a number of direct marketing opportunities for Glycosal® in developing markets.

Glycosal® also received a number of technical acknowledgments in the year. As well as receiving the enhanced National Glycohemoglobin Standardisation Programme Certification ("NGSP") registration, Glycosal® scored highly in the independent assessment of diabetes HbA1c tests assessed by the Medical Devices Agency in the UK.

One disappointment in the year has been the level of sales of Glycosal® to the UK NHS under Provalis' direct selling scheme. The Group has suspended its direct selling efforts in the UK and is now seeking to progress the product in the UK through initiatives with pharmaceutical companies, as exemplified by our relationship with Takeda, or via sub-distributors. Our view on this may be revised in 2004/5 once the recent diabetes initiative with the UK NHS is fully underway and the new GP's contract rewarding surgeries for patient diabetes monitoring becomes fully implemented.

Nevertheless, Glycosal® is well placed to continue its penetration of the multi-billion pound diabetes market.

Diclomax®

Diclomax® was acquired from Pfizer in late 2001 and this year represented the first full year of sales by Provalis in the UK. It has been promoted heavily by the representative sales force and with focused advertising. Sales were £6.4m, slightly below internal expectations, despite an increased share of the declining NSAID market which continues to be affected by the new COX2 inhibitors. A minor effect on sales was also seen with a period of wholesaler de-stocking during January and February 2003. Diclomax® remains the most important product for the Pharmaceutical division. In the year ahead the Group expects to see growth of Diclomax® sales through both its registration in Ireland and other marketing initiatives.

Other pharmaceutical products

Good sales progress was made with the other core products in the Pharmaceutical range, Calceos®, Clotam Rapid® and products in the Dr Falk Pharma range (Ursofalk®, Budenofalk® and Salofalk®), and all showed growth in the year.

Pharmaceutical sales UK

Product	Area	Sales (£'m)	Growth in the year %
Falk range	Gastro-enterology	2.2	9
Calceos®	Osteoporosis	0.9	29
Clotam Rapid®	Migraine	0.3	9

Operating Review



Above Diclomax® has been promoted heavily by Provalis' representative sales force.

Right Provalis' Pharmaceutical business launched Rapolyte®, an oral rehydration therapy, in May 2003.



rapolyte
20
blackcurrant
rapolyte
Provalis
20

THE G5 DIABETES PRODUCT IS AT FINAL MANUFACTURING PROTOTYPE STAGE AND HAS UNDERGONE THE FIRST PHASE OF FIELD TESTING... SUCCESSFUL TECHNOLOGY TRANSFER HAS NOW OCCURRED AND WE HAVE ESTABLISHED A QUALIFIED EUROPEAN MANUFACTURING SUPPLY BASE.

Products and markets (continued)

Pharmaceutical sales in the Republic of Ireland

Sales of the Dr Falk Pharma range in the Republic of Ireland started promisingly with a contribution of £0.5m in the period from February to June 2003. Inevitably some of the sales were pipeline stocking but we expect the Irish market to be a driver of growth for the Pharmaceutical division in the year ahead.

Several new product launches are planned for the Republic of Ireland market in the forthcoming months, including Diclomax® in October 2003.

The Dr Falk Pharma deal

Provalis has agreed to vary its distribution agreement with Dr Falk Pharma for the Falk range of products. Provalis was due to distribute these products in the UK until 2010 but has agreed that the agreement will now terminate in December 2004. In return for this reduction in the distribution agreement term, the agreement was immediately extended to include Ireland (which had established sales of £0.5m per year), Provalis received £1.5m in February 2003 and will receive up to a further £3.5m in cash by January 2005.

R&D review

R&D spend

2003 was a year of change for Provalis in terms of its approach to R&D and product development. Significant expenditure on the Vaccine R&D business was stopped early in the first half of the year. However, Provalis retained the valuable licensing deal with GlaxoSmithKline on a number of antigens as well as the intellectual property on certain other programmes which will be maintained at minimal cost whilst commercial partners are sought.

R&D spend in the year was £2.0m, 14% of Group turnover, £1.6m of which was focused on Medical Diagnostics. The directors believe this level remains commensurate with the Group's cash flows and stage of development. In 2004, forecast expenditure on R&D to complete the new G5 HbA1c product is some £1.5m.

G5: Next generation diagnostics platform

The major project in R&D has been the development of a new diagnostic technology, code named G5, intended initially for use by healthcare professionals at the point of care and then by the consumer at home. The product uses the same concept as Glycosal® – an instrument reader and test cartridge – and uses the same well proven chemistry to measure HbA1c but being fully automated will be easier and quicker to use.

G5 is at the final manufacturing prototype stage and has undergone the first phase of testing. Moulding of the test cartridge at commercial scale proved problematic given the high precision, multiple components and optically clear moulding involved. This held the programme up for a number of months but successful technology transfer has occurred and we now have an established and qualified European manufacturing supply base for the cartridge. The manufacture of the instrument is being transferred to our Far East supplier. Although this was slowed by the recent SARS outbreak, assembly of the first instruments using industrialised mouldings is now underway. These difficulties being resolved, final cartridges and instruments are due to be delivered in the autumn to allow Provalis to initiate clinical trials suitable for filing of the "home use" FDA marketing application in the USA.

The Group is now in advanced stages of discussions with a number of parties regarding the commercialisation of G5. These discussions initially focused on the diabetic patient market where the product has significant market potential, but have also highlighted that potential partners may require additional chronic disease related tests such as glucose on the product as well as enhanced data connectivity for the unit. Incorporation of these additional features on the product, although possibly delaying its introduction until the second half of calendar year 2004, will give the patient, doctor, partner and Provalis enhanced and longer term value.

Other tests using the G5 platform

To address this requirement, additional diagnostics tests are planned for the G5 platform. The feasibility of the G5 technology to conduct a number of additional assays using a wide variety

Operating Review

2003 HAS BEEN A YEAR IN WHICH PROVALIS HAS BUILT A STRONG PRODUCT SUPPLY BASE FOR ITS DIAGNOSTICS BUSINESS... THE GLYCOSAL® TEST CARTRIDGE MANUFACTURING FACILITY AT DEESIDE IS NOW FULLY ON STREAM, AND IN APRIL 2003 BECAME FULLY AUTOMATED.


Calceos
Calceos®
60
CHEWABLE TABLETS
Provalis
Healthcare
15
CHEWABLE TABLETS
Provalis

Above Sales of Calceos® grew by 29% in the year. **Below** The automated fritting machine used in the manufacture of Glycosal® test cartridges.



R&D review (continued)

Other tests using the G5 platform (continued)

of diagnostic test methodologies, including turbidimetry, enzymatic and immunological types of diagnostics assays, has now been demonstrated.

The selection of the final tests for development will be made from an analysis of point of care physician needs, potential sales volumes and likely reimbursement levels. Consideration will also be given to the needs of the eventual commercial partner who may require additional tests to strengthen the point of care diabetes management offering with the product.

To meet these development needs the diagnostics R&D effort on G5 will be expanded significantly in the year ahead.

Micro G

The planning for the over the counter HbA1c system, Micro G, has been initiated and a project brief developed following a period of market research. Much of the technology for Micro G will be based on the core G5 technology and significant work will begin from early 2004 once the G5 product has completed its final trial phase. As preparation for the start of the Micro G programme the Company is already in discussion with a number of research institutes to help prepare for the development programme.

Licensing and product acquisition

During May the Pharmaceuticals business launched Rapolyte®, which is a cost effective fruit flavoured oral rehydration therapy, onto the UK market. The response to the product by doctors has been encouraging and wholesaler restocking has occurred more quickly than anticipated.

Further products in the Falk range are due for introduction into the UK market over the next few months. These new products, coupled with Diclomax®, are due for launch in Ireland shortly.

Further products for this highly profitable Pharmaceutical business are currently being identified.

Operating Review

Partner and distributor management

Provalis recognises that the success of its Medical Diagnostics business, at least in the short term, must come from the success of its selected commercial partners or distributors. During the year it managed a significant order for Glycosal® with Abbott Laboratories, cemented its relationship with Bio-Rad Laboratories Inc. and Cholestech Corporation for Glycosal® and continued its supply of Osteosal® to Aventis.

The Group prides itself on its partnering arrangements and believes it has much to offer to ensure mutual commercial success in the long term. Strong intellectual property, timely product supply, high and consistent product quality, regulatory compliance and the flexibility to allow commercial opportunities to be pursued, are considered important for success and are attributes that Provalis is dedicated to achieve. In return, Provalis seeks rapid market feedback on product performance from customers, and an understanding of the key elements of the sales process in its target markets to guide future product development and commercialisation.

Manufacturing and product supply

2003 has been a year in which Provalis has built a strong product supply base for its Medical Diagnostics business.

The Glycosal® test cartridge manufacturing facility at Deeside is now fully on stream, and in April 2003 became fully automated. This gave manufacturing efficiencies, lower cycle times per cartridge and lower production costs ready for a greater volume of supply in 2004. Manufacturing output in 2003 was four times that of 2002 and over one million test cartridges were produced in the year. These improvements should begin to further increase profitability of the Medical Diagnostics division during the current financial year.

The Far East supply of Glycosal® instruments began in the year providing both margin and capacity improvement for the Group. This was important for both supplying the key US market and meeting the order from Abbott Laboratories.

Provalis has built its product supply network with its distributors and in April 2003 opened a new Healthcare and Diagnostics logistics centre some five miles from Deeside. This centre has allowed the expansion of the recent Deeside manufacturing area to begin to make space for the G5 cartridge filling equipment that will be installed in 2004. Provalis anticipates that over £1m will be committed to G5 manufacturing equipment in 2004 with support coming from the grant given to Provalis by the Welsh Development Agency.

Outlook

The challenge for the Group is to continue to grow sales and to develop new products in both operating businesses.

The directors expect sales of Glycosal® to continue to grow, albeit at a more modest rate than in the last year. The directors also anticipate growing the sales and market penetration of Diclomax® in the UK, augmenting this by launching the product in Ireland from October 2003, and achieving sales growth for the remainder of the pharmaceutical product portfolio.

In addition to this organic growth, the directors will continue to evaluate and pursue opportunities to grow both the Group and its two businesses through the acquisition of complementary products and businesses.

Completion of the development of the G5 platform, obtaining regulatory approvals for the use of this platform for point of care HbA1c testing (particularly for the key US market), developing further tests for use on the platform and developing the product for use in the consumer market are key to the Group's future. Accordingly, this financial year will be a time of major investment in G5, in both research and development and capital expenditure for plant and equipment, readying the product for launch before the end of 2004.

The Group's cash position remains satisfactory with the future receipts arising from the variation of the agreement with Dr Falk Pharma due by January 2005, and the scheduled cessation in November 2004 of the payments to Pfizer for Diclomax® which are currently in excess of £380,000 per month.

The directors believe that Provalis' key assets of novel technological platforms, an expanding distribution network and dynamic and experienced sales and marketing capabilities, can be leveraged to build a stable, significant and growing healthcare company.

Finance Director's Report



Peter Bream Finance Director

Turnover	**2003** £'m	2002 £'m
Diclomax®	**6.4**	3.9
Diclofenac®*	**—**	0.4
Other products	**4.5**	3.9
Total Pharmaceuticals	**10.9**	8.2
Medical Diagnostics	**3.1**	0.9
Therapeutics R&D	**—**	0.3
Total turnover	**14.0**	9.4

Sales ceased during 1H 2002

Turnover

Group turnover was £14.0m, an increase of £4.6m (49%) on the previous year.

Pharmaceuticals grew £2.7m, £2.5m of which came from the full year contribution of Diclomax® and £0.6m from other products, principally from the new sales activity in Ireland. This was partly offset by a reduction of £0.4m on Diclofenac®.

Medical Diagnostics turnover grew to £3.1m from £0.9m. Although this was evenly split between the first and second half years, the first half benefited from the one-off supply of 1,300 instruments to Abbott Laboratories.

Gross profit

At £7.7m the gross profit was £2.4m up on the prior year and represented a margin of 55% on sales (2002: 56%).

The gross margin in Medical Diagnostics has shown significant improvement as the fixed costs are spread over increased volume and the costs of manufacturing have been reduced. As levels of activity increase, margins should continue to improve.

The Group gross profit percentage declined marginally as Medical Diagnostics represented a greater proportion of Group sales and it has a lower margin than the Pharmaceuticals business.

Selling and distribution costs

Selling and distribution costs at £3.1m have been tightly controlled. Despite the additional costs of operating the Irish sales business, the total costs are slightly below the previous year of £3.2m.

Amortisation of intangible assets

The amortisation charge on Diclomax® increased to £1.5m before exceptional items (2002: £0.9m) to reflect a full year's charge versus the seven months charged last year from the date of acquisition of Diclomax® in December 2001.

Administration costs

Administration costs are up £0.4m on last year to £3.2m due in part to the costs of establishing the sales business in Ireland and inflation.

R&D costs

R&D costs are down £1.3m to £2.0m following the decision to stop investment in the Vaccines business. This action has enabled more resources to be focused on completing the development of the new diabetes suite of products.

Discontinued activities

Discontinued activities relate to programmes in the Vaccines research business of Therapeutics R&D, which closed during the period. The costs of closure have been included in the "Loss on termination of discontinued activities". The operating loss for the year includes costs of £0.4m relating to this operation; £0.2m of losses on termination of the operation are separately reported.

Exceptional items

The £3.4m exceptional credit is the fixed element of the cash receivable from the variation of the distribution agreement with Dr Falk Pharma. £1.5m was received in February 2003, £1.5m is due to be received in January 2004 and a further £0.4m in January 2005. Up to a further £1.6m may be received in January 2005 contingent on the levels of sales of Falk products in calendar year 2004.

In 2002 an exceptional provision was made to write off the remaining value of the investment in Pennsaid®. Provalis is

THE FINANCIAL OBJECTIVES OF THE GROUP ARE THE GENERATION OF OPERATING PROFITS IN THE MEDICAL DIAGNOSTICS AND PHARMACEUTICAL DIVISIONS AND THE RE-INVESTMENT OF A PROPORTION OF THOSE PROFITS IN R&D PROJECTS.

actively seeking the recovery of damages from Dimethaid Inc (the originator of Pennsaid®) resulting from Dimethaid's termination of the Pennsaid® distribution agreement.

Pre-tax profit

The pre-tax profit of £1.3m is an improvement of £6.5m on the £5.2m loss reported last year. Pre-exceptional items the loss reduced by £2.8m to £1.9m.

The Group achieved EBITDA on continuing activities before exceptional items of £0.3m (2002: loss £2.4m) (see note 5 on page 35).

Taxation

The reported profit is covered by tax losses brought forward from previous years and thus no current year tax charge results.

No claim has been made in the current period for an R&D tax credit because the Group will benefit more from the use of the relevant tax losses to reduce future profits chargeable to corporation tax.

Cash and cashflow

The cash balance at the end of the year was £6.6m. Cash outflow from operating activities reduced to £0.7m (2002: £3.7m) due to the lower R&D spend and improvement in underlying operating performance (see note 22 on page 43).

The other significant cashflows during the year were; £4.6m repayments in respect of Diclomax® (leaving £6.4m outstanding which is payable by weekly instalments until November 2004), £0.5m of Medical Diagnostics capital equipment spend, offset by the receipt of the initial £1.5m from Dr Falk Pharma following the variation of the distribution agreement.

During the year the Group announced that it was awarded a grant of £0.95m from the Welsh Development Agency. Payment of the grant will be linked to capital expenditure and employment creation in relation to further development of the Glycosal® cartridge manufacturing base at Deeside and the manufacture of the Group's next generation diabetes diagnostic management products, G5 and Micro G.

Shareholders' funds

The Group ended the year with shareholders' funds of £17.1m (2002: £15.9m) reflecting the profit retained for the year and currency translation differences on foreign currency net investments.

Treasury and funding

The Group continually reviews its cash and debt management and control over treasury management is exercised by the Board through the setting of policy and the review of rolling cash flow forecasts. The Group does not engage in speculative transactions or derivatives trading in respect of cash balances held and the policy is to derive the maximum interest return consistent with flexibility to undertake ongoing activity whilst safeguarding the asset.

The Group is exposed to US Dollar and Euro currency exchange rate movements. The Group has a net outflow of Euros and a net inflow of Dollars. The Group reviews these exposures on a frequent basis and undertakes some limited hedging activity to meet near term future forecast requirements.

Peter Bream
Finance Director

Board of Directors



Board of directors, left to right Ms Christine Soden, Mr Frank Harding, Dr Philip Gould, Mr Peter Bream, Dr David Bloxham.

Mr Frank Harding

Non-executive Chairman *aged 65*

Frank Harding was appointed as a non-executive director of the Company in November 1998 and became Chairman in November 1999. He is also non-executive Chairman of KLM UK Holdings Limited and a director of Sitka Health Fund VCT plc. Mr Harding is a Chartered Accountant who was a partner in KPMG from 1967 to 1996 and who from 1997 to 2000 was President of the International Federation of Accountants.

Dr Philip Gould

Chief Executive Officer *aged 49*

Phil Gould joined the Group in January 1998 as Director of Research and Development and became Chief Executive Officer in January 1999. He is also the non-executive Chairman of Lectus Therapeutics Limited. Prior to joining Provalis, he was Head of New Product Introduction at GlaxoWellcome. Before GlaxoWellcome, Dr Gould worked at a number of other pharmaceutical companies, including Reckitt & Colman Pharmaceuticals, Pfizer Central Research and Lederle Laboratories. Dr Gould became a Fellow of the Royal Society of Chemistry in 1990. He has a BSc (Hons) in Chemistry and a PhD in Physical Chemistry from the University of Hull and has published widely on drug delivery systems. He is also an Honourary Professor of Health Sciences at John Moore's Liverpool University. Dr Gould is also the inventor of four patented pharmaceutical systems.

Mr Peter Bream

Finance Director *aged 36*

Peter Bream joined the Group in July 2003 as Finance Director from API Group plc, a specialised packaging group, where he was Finance Director for the Group's largest division. Following a degree in Engineering and Management from Cambridge University, he trained with Coopers & Lybrand Deloitte (now PricewaterhouseCoopers) spending significant time in management consultancy and on corporate finance projects. After qualification as a Chartered Accountant in 1991, he joined Esso UK, undertaking financial accounting, management accounting and strategic planning roles before joining Gestetner Group plc as Group Accountant and subsequently API Group plc.

Ms Christine Soden

Non-executive director *aged 46*

Christine Soden was appointed as a non-executive director of the Company and as Chairman of the Audit Committee in March 2000. Ms Soden, who currently holds the position of Chief Financial Officer of Oxagen Ltd, was previously Finance Director of Chiroscience Group plc and, following its merger with Celltech Group plc, Chief Financial Officer of Celltech Chiroscience plc. Ms Soden, who qualified as a Chartered Accountant in 1981, has extensive experience in the pharmaceutical industry in finance, business development and investor relations.

Dr David Bloxham

Non-executive director *aged 56*

David Bloxham was appointed as a non-executive director of the Company in May 2000. Dr Bloxham is the Chief Executive Officer of Evolutec Ltd and was previously Chief Executive of Cobra Therapeutics Limited, now a wholly owned subsidiary of ML Laboratories plc. Dr Bloxham has formerly held positions of Research and Development Director and Chief Operating Officer of Celltech Group plc. Dr Bloxham obtained a degree in Biochemistry in 1971 at the University of Southampton, and has held a number of senior industrial positions.

Senior Management



Mr Lee Greenbury
Company Secretary *aged 39*

Lee Greenbury joined the Company as Group Legal Counsel in July 1998. He became Company Secretary in November 1998, and has subsequently taken on the additional role of Director of Corporate Affairs. Mr Greenbury joined Provalis from The Boots Company plc where he was Commercial Legal Adviser. Mr Greenbury qualified as a Solicitor in 1989.



Mr John Curtis
Managing Director, Provalis Diagnostics *aged 52*

John Curtis joined the Group in October 1996 as Managing Director of Provalis Diagnostics Limited. Between 1979 and 1996 Mr Curtis was Managing Director of Wilj International Limited, before which he was Product Director for Wellcome Diagnostics from 1976 to 1979. He has founded and co-founded a number of companies in the pharmaceutical and diagnostics sectors including Clinical Innovations Limited, Meduser Systems Limited and Anagen plc. Mr Curtis is the inventor of several novel systems in medical diagnostics, including closed system genetic probe analysis, decontamination of dispensing systems, computer control of multiple precision movement mechanics and measurement of ultra-low amounts of light derived from chemi-luminescent reactions.



Mr Mark Keeling
Managing Director, Provalis Healthcare *aged 43*

Mark Keeling joined the Group in April 1993 as General Manager of Provalis Healthcare Limited and he was promoted to Managing Director in September 1999. Mr Keeling has a BSc in Pharmacology from the University of Aberdeen and is a member of the Pharmaceutical Marketing Society. Before joining the Group Mr Keeling was Marketing Manager for Kent Pharmaceuticals. He has also worked at a number of pharmaceutical companies including Evans-Kerfoot, Berk Pharmaceuticals and Rorer Healthcare.

Board Committees

Audit Committee

Ms Christine Soden (Chairman)
Dr David Bloxham
Mr Frank Harding

Nominations Committee

Mr Frank Harding (Chairman)
Ms Christine Soden
Dr David Bloxham

Remuneration Committee

Dr David Bloxham (Chairman)
Ms Christine Soden
Mr Frank Harding

Directors' Report

The directors present their Annual Report on the affairs of the Group, together with the accounts and Auditors' Report, for the year ended 30 June 2003.

Principal activities and business review

The Group's activities are organised into two divisions; Medical Diagnostics and Pharmaceuticals. Details of the activities within each of these divisions, of the Group's performance during the year and of expected future developments are contained in the Chairman's and Chief Executive Officer's Report on page 4 and the Operating Review on pages 6 to 11. The subsidiary undertakings principally affecting the results of the Group in the year are listed in note 13 to the accounts.

Results and dividend

The audited accounts for the year ended 30 June 2003 are set out on pages 26 to 45. The Group profit for the year, after taxation, was £1.3m (2002 loss: £4.8m). The directors do not recommend the payment of a dividend.

Directors

The directors who served during the year were as follows:

Mr Frank Harding	Chairman
Dr Philip Gould	Chief Executive Officer
Mr Neil Kirkby	Finance Director (resigned 4 April 2003)
Ms Christine Soden	
Dr David Bloxham	

Details of the current directors of the Company are shown on page 14.

Mr Frank Harding and Dr David Bloxham retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

Mr Peter Bream, having been appointed as a director on 1 July 2003 which was since the last Annual General Meeting, retires at the forthcoming Annual General Meeting and, being eligible, offers himself for re-election.

Details of directors' interests in the share capital of the Company, as shown in the register maintained in accordance with Section 325 of the Companies Act 1985, together with details of share options granted and awards made to directors, are included in the Board's Remuneration Report on pages 20 to 24.

Internal controls

The Board is responsible for maintaining a sound system of internal control to safeguard shareholders' investment and the Group's assets and for reviewing its effectiveness. The approach adopted is described in the Corporate Governance Statements on pages 18 and 19. Such a system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and can only provide reasonable, and not absolute, assurance against material misstatement or loss.

The Board has reviewed the operation and effectiveness of the Group's system of internal control for the financial year and the period up to the date of approval of the financial statements. The Audit Committee assists the Board in discharging its review responsibilities and also reviews the content and consistent application of accounting policies.

Stakeholder report – employees, environmental and corporate citizenship

All employees in the Provalis Group with more than one year's service have, during the year, been awarded share options in the Company as part of a Long Term Incentive Plan. Details of the performance criteria applicable to this grant are set out in the Board's Remuneration Report on pages 20 to 24.

All senior managers can earn bonuses upon the achievement of exacting individual and corporate objectives. Further details are set out in the Board's Remuneration Report on pages 20 to 24.

The Group seeks to be a good corporate citizen by supporting local good causes via staff sponsorship. However, to preserve investor funds the Group did not make any direct charitable donations in the year, nor did it make any political donations.

The Group has strict environmental policies on the discharge of waste and attempts to recycle as much paper, board and plastics material as is practically possible.

Supplier payment policy

The Group has not agreed to follow any code or standard on payment practice. The Group's policy is to settle terms of payment with suppliers when agreeing the terms of each transaction, ensure that suppliers are made aware of the terms of payment and endeavour to abide by the terms of payment. Trade creditors of the Group at 30 June 2003 were equivalent to 50 days (2002: 44 days) purchases, based on the average daily amount invoiced by suppliers during the year.

Substantial shareholdings

As at 1 September 2003, the Company had been notified, in accordance with sections 198 to 208 of the Companies Act 1985, of the following interests in the ordinary share capital of the Company:

Shareholder	%
Yggdrasil AB	16.09
Schroder UK Enterprise Fund	9.45
Charles Schwab Dealing	4.90
TD Waterhouse Investor Services	4.63
Close Finsbury Asset Management	3.09

Employment

The Group recognises, and places considerable value on, the contribution made by all employees to the development of the Group and the achievement of its goals. The Group seeks to keep all of its employees informed on matters affecting them as employees and affecting the Group as a whole.

Applications for employment by disabled persons are always fully considered, bearing in mind the aptitudes of the applicant concerned. In the event of members of staff becoming disabled every effort is made to ensure that their employment with the Group continues and that appropriate training is arranged. It is the policy of the Group that the training, career development and promotion of disabled persons should be identical, as far as possible, with that of other employees.

Accounts, including adoption of going concern basis

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss of the Group for that period.

After making enquiries, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

In preparing the accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts.

The directors confirm that they have complied with the above requirements in preparing the accounts.

Other matters

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and Group and enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

A resolution will be proposed at the Annual General Meeting to reappoint KPMG Audit Plc as auditors for the ensuing year, and to authorise the directors to fix their remuneration.

By order of the Board,

L Greenbury
Secretary

Newtech Square
Deeside Industrial Park
Deeside
Flintshire CH5 2NT

1 September 2003

Corporate Governance Statements

In June 1998 the Hampel Committee and the London Stock Exchange published the Combined Code on Corporate Governance. This combines the Cadbury Code on Corporate Governance, the Greenbury Code on Directors' Remuneration and the requirements arising from the findings of the Hampel Committee. The Company has been reviewing the proposed new Combined Code on Corporate Governance which when adopted will implement certain of the Higgs and Smith proposals. The Company will report on its intentions in relation to this Code in its next Annual Report.

Statement of compliance with the Code of Best Practice

The Board believes that the Company complies with the Provisions of the Code of Best Practice set out in section 1 of the Combined Code, save as referred to under "Regular re-election of directors" below. Code Provision D.3.1 requires the members of the Audit Committee to be named in the report and accounts. Ms Christine Soden (Chairman of the Audit Committee), Dr David Bloxham and Mr Frank Harding are the current members of the Audit Committee. All three have experience of Audit Committee activities in other groups, and both Christine Soden and Frank Harding are Chartered Accountants. At all times during the year, the Audit Committee, in compliance with Code provision D.3.1, was comprised of three non-executive directors, all of whom attended each meeting of the Audit Committee held during the year.

Statement about applying the principles of good governance

The Board has applied principle D.2 of the Combined Code by establishing a continuous process for identifying, evaluating and managing the significant risks the Group faces. The Board regularly reviews the process, which has been in place from the start of the year to the date of approval of this Report and which is in accordance with Internal Control: Guidance for Directors on the Combined Code published in September 1999.

The Board's monitoring covers all controls, including financial, operational and compliance controls and risk management. The Board has also performed a specific assessment for the purpose of this Annual Report. This assessment considers all significant aspects of internal control arising during the period covered by the Report. Further explanation of how the principles have been applied is set out below and, in connection with directors' remuneration, in the Board's Remuneration Report.

Non-executive directors

The Company currently has three non-executive directors, all of whom are independent. The Company has named Ms Christine Soden as its senior independent director.

Division of responsibilities between Chairman and Chief Executive Officer

The Board has divided the responsibilities for running the Board and running the Company's business between the non-executive Chairman and the Chief Executive Officer respectively.

Board balance

The Company's commitment to achieving a balance of executive and non-executive directors remains. There are currently three non-executive directors and two executive directors.

Timeliness and quality of Board information

The Board has sought to ensure that directors are properly briefed on issues arising at Board meetings. Board papers are completed and are distributed well in advance of meetings. The Board considers the adequacy of the information provided before making decisions and adjourns meetings or defers decisions when concerns exist about the information available to them. The Board has adopted a formal schedule of matters specifically reserved for decision by the Board.

Transparency of Board appointments

Mr Frank Harding (Chairman of the Nominations Committee), Ms Christine Soden and Dr David Bloxham are the current members of the Nominations Committee. The Nominations Committee is responsible for identifying appropriate candidates for the Company's executive and non-executive posts and for recommending such candidates to the Board.

Regular re-election of Directors

Code Provision A.6.2 of the Code of Best Practice set out in Section 1 of the Combined Code requires all directors to submit themselves for re-election at intervals of no more than three years. In practice, the Company has complied with this provision of the Code. However, Article 74 of the Company's Articles of Association, which deals with the retirement by rotation of directors and which is intended to ensure compliance with this provision of the Code, is worded in such a way that, if followed this year, would mean that

Regular re-election of Directors (continued)

Mr Frank Harding would serve as a director for more than three years before submitting himself for re-election. In order to maintain compliance with this provision of the Code, a resolution to amend Article 74 accordingly will be put to this year's Annual General Meeting and, in addition, those directors retiring by rotation this year have been determined as if the amended Article 74 was already in place. This means that, as disclosed in the Directors' Report, both Mr Frank Harding and Dr David Bloxham are retiring by rotation at the forthcoming Annual General Meeting and together with Mr Peter Bream, who is also retiring at that meeting for the reasons set out in the Directors' Report, are offering themselves for re-election.

Dialogue with shareholders

The directors seek to build on a mutual understanding of objectives between the Company and its shareholders, in particular by communicating regularly throughout the year. The Company website www.provalis.com also provides up to date information to existing and potential investors.

Maintenance of a sound system of internal control

In applying the principle that the Board should maintain a sound system of internal control to safeguard shareholders' investment and the Company's assets, the directors recognise that they have overall responsibility for ensuring that the Group maintains a system of internal control to provide them with reasonable assurance regarding effective and efficient operations, internal control and compliance with laws and regulations. However, there are inherent limitations in any system of internal control and accordingly even the most effective system can provide only reasonable, and not absolute, assurance against material misstatement or loss. The Board has reviewed its management of risk and identified areas where procedures need to be changed or installed.

There is a system of annual budgeting and monthly reporting, in which actual results are compared to budget and significant variances highlighted.

Capital and other expenditure is subject to review in accordance with authorisation procedures measuring both the financial and legal impact.

Audit Committee

The Audit Committee has detailed and specific terms of reference covering such matters as membership of the committee, frequency of meetings and roles and responsibilities.

The Audit Committee meets at least three times a year, once each to review the interim and final accounts, and once to review internal controls and other operating matters. The Committee will also meet on an ad hoc basis if and when necessary.

The Committee reviews the internal controls and risk management assessments at least twice a year. It ensures that any perceived weaknesses in internal controls are addressed as effectively as possible and that suitable actions are taken to control, manage or limit business risks. The Committee ensures that the external audit focuses on those areas of most significant risk to the Group's business.

The Committee reviews the Group's monthly management accounts, budgets and forecasts and compares these with external evidence in order to ensure that the financial statements appear reasonable.

The Interim and Annual Reports are reviewed by the Committee, in conjunction with information supplied by the external auditors and other external sources of advice, in order to ensure they reflect the Group's business operations and comply with current laws, regulations and standards.

The Audit Committee recommends the appointment of auditors, and reviews the independence of the auditors both before their appointment and regularly thereafter. The auditors provide the Committee with confirmation of their independence and of their processes for ascertaining that independence.

The Audit Committee has a policy on those non-audit services that may be provided by the auditors. In essence, the external auditors may not provide any service which would put them in the position of having to give an audit opinion either upon services they have provided, or on any areas where they might be required to form a material judgement on which the Group would act.

The Audit Committee regularly reviews the need to appoint a dedicated internal audit function. Given the small size and low complexity of the Group, the Audit Committee currently believes that such a function is not necessary.

The Board's Remuneration Report

As well as complying with the Provisions of the Code of Best Practice as disclosed in the Company's Corporate Governance Statements, the Board has applied the Principles of Good Governance relating to directors' remuneration as described below.

Statement of remuneration policy

The remuneration policy is set by the Board and is described below. Individual remuneration packages are determined by the Remuneration Committee within the framework of this policy. Dr David Bloxham (Chairman of the Remuneration Committee), Ms Christine Soden and Mr Frank Harding are the current members of the Remuneration Committee. Throughout the year, the members of the Remuneration Committee have all been non-executive directors of the Company.

The Remuneration Committee is responsible for setting the remuneration of all executive directors and senior executives earning in excess of £75,000 per annum. It investigates and takes account of remuneration paid to the directors and senior executives of other companies of a similar size and comparable industry sector in the UK, and the relative performance of such companies, to ensure that the levels of remuneration paid by the Group are appropriate. The Remuneration Committee has access to independent advice where it considers it appropriate. During the year such advice was received from Halliwell Consulting. The appointment of Halliwell Consulting was made by the Remuneration Committee.

The main objective of the Remuneration Committee is to ensure that the Company pays total compensation packages to its directors and senior executives that:

- are competitive within its sector;
- enable the Company to attract and retain high calibre staff; and
- provide an incentive to achieve long term growth of the Company as reflected in improved returns to shareholders.

In collaboration with Halliwell Consulting, the Remuneration Committee undertook a review of the total compensation packages of 21 comparator companies in the healthcare sector and came to the conclusion that basic salaries were competitive but that performance related pay and equity participation were relatively low. Therefore, in considering future remuneration policy, the Committee aims to develop a system that maintains the relative levels of basic salary and increases the level of performance related pay and equity participation for directors

Basic salaries

Directors and senior executives should receive basic salaries that are within the median level of compensation in the comparator group, taking into account their job description, level of performance and experience.

Performance Related Bonus Scheme and Long Term Incentive Plan

The Remuneration Committee intends to introduce a performance related bonus scheme linked to a Long Term Incentive Plan having effect from 1 July 2003. The objective behind the introduction of this scheme is to increase directors' and senior executives' shareholding in the Company so that the interests of shareholders and employees are better aligned. Under this scheme:

- all directors and selected senior executives will be entitled to receive a performance related bonus of up to 50% of basic salary (45% in the financial year 2003–2004). The criteria for the bonus payment will be set annually by the Remuneration Committee and will be based on quantitative parameters linked to the Group's budget and qualitative parameters relating to the strategic development of the business;
- each executive receiving such a performance related bonus will be required to use a pre-determined percentage of any after tax bonus payment to purchase shares in the Company on the open market; and
- the Company will provide a long term incentive linked to this share purchase under which each executive could receive further shares in the Company if;
  - the executive remains employed by the Group for at least three years;
  - the executive retains beneficial ownership of all shares purchased by him using the bonus payment until the additional shares are transferred to him; and
  - the Company's share price increases by a pre-determined percentage during the three year period.

It is intended that there will initially be five senior executives participating in the proposed scheme. Thereafter, the scheme will be offered to some executives outside this senior level, although their potential levels of bonus payments will be lower. The maximum number of participants, given the Company's current size, should be no more than ten.

It is expected that during the period of operation of this proposed scheme there will be no further grants of share options to directors or senior executives under the existing Provalis 1997 Employee Share Option Scheme other than to new employees.

The proposed scheme will require the approval of the Company's shareholders, which will be sought at the

Share Incentive Plan
It is ultimately intended to introduce a Share Incentive Plan, which will replace the Provalis plc Savings-Related Share Option Scheme 2001, to incentivise those employees who are not eligible to participate in the proposed Long Term Incentive Plan. The details of this plan are still under consideration.

Discretionary bonus scheme
The Group operates a discretionary bonus scheme linked to meeting both corporate and individual objectives under the general control of the Remuneration Committee. These objectives are determined by the Remuneration Committee at the commencement of each financial year, with the amount of bonus payable being determined following the end of that financial year based upon performance against these objectives.

In the last financial year, each executive director was entitled to a discretionary bonus of up to 30% of basic salary. The Committee had established an individual set of quantitative and qualitative objectives for each director at the start of the year based on Group sales, cash management, EBITDA, obtaining grant support, investor relations, the variation of the agreement with Dr Falk Pharma and the cessation of significant expenditure within the Therapeutics R&D business. The Remuneration Committee decided that discretionary bonuses of £31,500 and £10,500 should be paid to Dr Gould and Mr Kirkby respectively, based upon the extent to which each of these objectives had been met. In the case of Mr Kirkby, his payment was reduced pro-rata to his length of service during the year.

Existing Share Option Schemes
The Company has operated the Provalis plc 1997 Employee Share Option Scheme and the Provalis plc Enterprise Management Incentive Scheme to provide a longer term incentive for directors and senior executives, as well as other employees of the Company. The number of options granted in the year to directors of the Company under this scheme was determined by dividing 50% of the directors' annual salary by the exercise price of the options granted. If the proposed Long Term Incentive Plan is approved by shareholders, no further grants of options to directors or senior employees will be made under this scheme.

The exercise of all options granted under this scheme on or after 16 April 2000 is subject to the achievement of performance conditions which were determined by the Remuneration grants made before that date. These performance conditions are detailed on page 24, and were considered appropriate and demanding indicators of the performance and growth of the Company.

The Company has also operated the Provalis plc Savings-Related Share Option Scheme 2001 in which all employees of the Company employed for one year or more are entitled to participate. In common with most other schemes of this type, the exercise of options granted under this scheme are not subject to performance conditions. This scheme is intended to be replaced by the Share Incentive Plan referred to above.

The remuneration of the non-executive directors is determined by the Board as a whole, based on outside advice and review of current practices in other companies.

Full details of the remuneration packages of individual directors and information on share options, pensions and other benefits are set out in this Report on pages 22 to 24.

Total shareholder return
The following graph charts the total cumulative shareholder return of the Company since 1st July 1998:



140
120
100
80
60
40
20
0
£
01/07/1998
30/06/1999
30/06/2000
29/06/2001
28/06/2002
30/06/2003
Rebased return for the Company
Rebased FTSE 350
Pharma & Bio Sector rebased index

The indices selected were the FTSE 350 index and the FTSE Pharmaceuticals and Biotechnology sector index as they are considered to be broad indices which are appropriate

The Board's Remuneration Report

Directors' service contracts and remuneration

All senior executives of the Company have service contracts. None of the service contracts is for a fixed term. All of these service contracts are terminable by the Company or by the executive on giving the specified period of notice. In each such contract, the Company reserves the right to terminate the employment without notice and to make a payment of salary in lieu of such notice. No such contract contains any provision quantifying the level of compensation payable to an executive for loss of office. Details of the service contracts currently in place for directors are as follows:

(a) Dr Philip Gould was appointed a director on 30 November 1998. His service contract is with Provalis UK Limited and specifies a notice period of twelve months on either side. His annual salary with effect from 1 July 2003 is £218,400 and he is entitled to pension contributions of 12% of his annual salary into a money purchase scheme, the provision of a motor car or allowance, private healthcare, permanent health and life insurance. In addition, he may also be entitled, depending on the achievement of corporate and individual objectives which will be set by the Company's Remuneration Committee, to bonus payments under the Group's discretionary bonus scheme up to a maximum of 45% of his salary in the financial year ending 30 June 2004, and up to a maximum of 50% in each year thereafter (see page 20 for details). As a director, Dr Gould has been entitled to participate in the Provalis plc 1997 Employee Share Option Scheme, the Provalis plc Savings-Related Share Option Scheme 2001 and the Provalis plc Enterprise Management Incentive Scheme (which was introduced during the year). Details of the options granted to Dr Gould, and of the performance conditions relating to each, are set out on page 24. In the event the Long Term Incentive Plan is introduced, Dr Gould will be entitled to participate in it in place of these earlier schemes.

(b) Mr Peter Bream was appointed a director on 1 July 2003. His service contract is with Provalis UK Limited and specifies a notice period of six months on either side. His annual salary with effect from 1 July 2003 is £105,000 and he is entitled to pension contributions of 12% of his annual salary into a money purchase scheme, the provision of a motor car or allowance, private healthcare, permanent health and life insurance. In addition, he may also be entitled, depending on the achievement of corporate and individual objectives which will be set by the Company's Remuneration Committee, to bonus payments under the Group's salary in the financial year ending 30 June 2004, and up to a maximum of 50% in each year thereafter (see page 20 for details). As a director, Mr Bream has been entitled to participate in the Provalis plc 1997 Employee Share Option Scheme, the Provalis plc Savings-Related Share Option Scheme 2001, and the Provalis plc Enterprise Management Incentive Scheme, but no grant of any options has yet been made to him. In the event the Long Term Incentive Plan is introduced, Mr Bream will be entitled to participate in it in place of these earlier schemes.

(c) The Chairman and other non-executive directors do not have service agreements. However, each has been appointed pursuant to letters of appointments dated 11 November 1998 in respect of Mr Frank Harding, 5 May 2000 in respect of Ms Christine Soden and 12 May 2000 in respect of Dr David Bloxham. Mr Harding, as Chairman of the Company, is paid £50,000 per annum. Ms Soden and Dr Bloxham are each paid £21,000 per annum in respect of their directorship, together with an additional £5,000 per annum in respect of their Chairmanship of the Audit Committee and Remuneration Committee respectively. No non-executive director receives any other benefits. The appointment of each non-executive director can be terminated by one month's notice on either side. No letter of appointment contains any provision quantifying any compensatory payment on loss of office.

The auditors of the Company are required to report on the information contained in the remainder of this Board's Remuneration Report.

Directors' emoluments

Details of the directors' emoluments for the year are as follows:

	Salaries/ Fees £	Bonus £	Benefits £	**2003 Total £**	2002 Total £	**2003 Pension £**	2002 Pension £
Current executive							
Dr P Gould	210,000	31,500	13,323	**254,823**	223,033	**25,200**	22,800
Current non-executive							
Mr F Harding	50,000	—	—	**50,000**	50,000	—	—
Ms C Soden	26,000*	—	—	**26,000**	26,000	—	—
Dr D Bloxham	23,500**	—	—	**23,500**	21,000	—	—
Former executive							
Mr N Kirkby (resigned 04.04.03)	88,020	10,500	8,312	**106,893**	121,115	**10,562**	11,400
Former non-executive							
Dr D Earl	—	—	—	—	8,750	—	—
Total	397,520	42,000	21,635	**496,978**	449,898	**35,762**	34,200
Money purchase pension contributions	—	—	—	**35,762**	34,200		
Aggregate remuneration	397,520	42,000	19,638	**494,920**	484,098		

* Includes £5,000 per annum in respect of her Chairmanship of the Audit Committee.

** Includes £2,500 (£5,000 per annum) for six months in respect of his Chairmanship of the Remuneration Committee.

Directors' interests

The beneficial interests of the directors in the shares of the Company at 30 June 2003 were as follows:

	2003 Number	2002 Number
Executive		
Dr P Gould	**235,927**	235,927
Non-executive		
Mr F Harding***	**141,058**	141,058
Dr D Bloxham	**76,700**	76,700
Ms C Soden	**17,280**	17,280

***In addition, Mr F Harding has a non-beneficial interest in 40,000 shares.

The Board's Remuneration Report

Directors' share options

The interests of the directors in share options of the Company at 30 June 2003 together with details of applicable performance criteria were as follows:

	At 1 July 2002 Number	Granted in year Number	Lapsed in year Number	**At 30 June 2003 Number**	Exercise price £	Date from which exercisable	Expiry date
Executive							
Dr P Gould							
1997 Employee Share Option Scheme	65,000	—	—	**65,000**	0.50	26.10.01	25.10.05
	125,000	—	—	**125,000**	0.50	26.10.02	25.10.05
	250,000	—	—	**250,000**	0.25	26.04.00	25.04.06
	250,000	—	—	**250,000**	0.25	26.04.01	25.04.06
	250,000	—	—	**250,000**	0.25	26.04.02	25.04.06
	50,000(1)	—	—	**50,000**	0.25	19.04.02	18.04.07
	50,000(2)	—	—	**50,000**	0.25	19.04.03	18.04.07
	200,000(1)	—	—	**200,000**	0.13	29.03.04	28.03.08
	60,000	—	—	**60,000**	0.50	26.10.01	25.10.08
	—	510,963(3)	—	**510,963**	0.0685	15.10.05	14.10.12
	1,300,000	510,963	—	**1,810,963**			
Savings-Related Share Option Scheme 2002	84,821	—	—	**84,821**	0.112	01.06.05	30.11.05
Enterprise Management Incentive Scheme	—	1,021,883(3)	—	**1,021,883**	0.0685	15.10.05	14.10.12
Mr N Kirkby							
1997 Employee Share Option Scheme	75,000(1)	—	(75,000)	—	0.25	16.10.02	15.10.07
	213,462(1)	—	(213,462)	—	0.13	29.03.04	28.03.08
	75,000(2)	—	(75,000)	—	0.25	16.10.03	15.10.10
	86,538(2)	—	(86,538)	—	0.13	29.03.04	28.03.11
	450,000	—	(450,000)	—			
Savings-Related Share Option Scheme 2001	33,928	—	(33,928)	—	0.112	01.06.05	30.11.05
Enterprise Management Incentive Scheme	—	839,416(3)	(839,416)	—	0.0685	15.10.05	14.10.12

The market price of the Company's ordinary shares at 30 June 2003 was 8.5 pence and the range during the year was 5.0 pence to 10.25 pence.

(1) These options may be exercised provided that the closing price of the Company's shares on the trading day immediately preceding the date of exercise is not less than one and a half times greater than the closing price of the Company's shares on the day which is two years before the date of exercise.

(2) These options may be exercised provided that the closing price of the Company's shares on the trading day immediately preceding the date of exercise is not less than two times greater than the closing price of the Company's shares on the day which is three years before the date of exercise.

(3) The maximum number of these options that may be exercisable is determined by reference to the pre-tax earnings per share ("EPS") of the Company for the financial year which last ended prior to the date of exercise. In the financial year ending 30 June 2005, the lowest threshold, at which 25% of the options may be exercised, is an EPS of 0.52 pence and the maximum threshold, at which 100% of the options may be exercised, is an EPS of 2.22 pence. These thresholds will increase over the exercise period until the options lapse in 2012.

The Board's Remuneration Report was approved by the Board of directors on 1 September 2003 and was signed on its behalf by:

Independent Auditors' Report

To the members of Provalis plc

We have audited the financial statements on pages 26 to 45. We have also audited the information in the Board's Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report and the Board's Remuneration Report. As described on page 17, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Board's Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on pages 18 and 19 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the Corporate Governance Statements and the unaudited part of the Board's Remuneration Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Board's Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Board's Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Board's Remuneration Report to be audited.

Opinion

In our opinion:

- The financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 June 2003 and of the profit of the Group for the year then ended; and
- The financial statements and the part of the Board's Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor

8 Princes Parade
Liverpool L3 1QH

1 September 2003

Consolidated Profit and Loss Account

For the year ended 30 June 2003

	Notes	Before exceptional items 2003 £'m	Exceptional items note 4 2003 £'m	Total 2003 £'m	Before exceptional items 2002 £'m	Exceptional items note 4 2002 £'m	Total 2002 £'m
Turnover							
– Continuing activities	2, 3	**14.0**	**—**	**14.0**	9.1	—	9.1
– Discontinued activities	2, 3	**—**	**—**	**—**	0.3	—	0.3
		14.0		**14.0**	9.4		9.4
Cost of sales	2	**(6.3)**	**—**	**(6.3)**	(4.1)	—	(4.1)
Gross profit		**7.7**	**—**	**7.7**	5.3	—	5.3
Selling and distribution expenses	2	**(3.1)**	**—**	**(3.1)**	(3.2)	—	(3.2)
Administration expenses							
Amortisation of intangible assets	2, 11	**(1.5)**	**—**	**(1.5)**	(0.9)	(0.5)	(1.4)
Administration costs	2	**(3.2)**	**—**	**(3.2)**	(2.8)	—	(2.8)
Research and development costs	2	**(2.0)**	**—**	**(2.0)**	(3.3)	—	(3.3)
		(6.7)	**—**	**(6.7)**	(7.0)	(0.5)	(7.5)
Operating loss							
– Continuing activities	2	**(1.7)**	**—**	**(1.7)**	(3.7)	(0.5)	(4.2)
– Discontinued activities	2	**(0.4)**	**—**	**(0.4)**	(1.2)	—	(1.2)
		(2.1)	**—**	**(2.1)**	(4.9)	(0.5)	(5.4)
Loss on termination of discontinued activities		**—**	**(0.2)**	**(0.2)**	—	—	—
Profit on variation of distribution agreement – continuing activities	4	**—**	**3.4**	**3.4**	—	—	—
Profit (loss) on ordinary activities before interest		**(2.1)**	**3.2**	**1.1**	(4.9)	(0.5)	(5.4)
Interest receivable and similar income		**0.2**	**—**	**0.2**	0.2	—	0.2
Profit (loss) on ordinary activities before taxation	3, 7	**(1.9)**	**3.2**	**1.3**	(4.7)	(0.5)	(5.2)
Tax on loss on ordinary activities	8	**—**	**—**	**—**	0.4	—	0.4
Profit (loss) for the financial year		**(1.9)**	**3.2**	**1.3**	(4.3)	(0.5)	(4.8)
Profit (loss) per share – basic and diluted	10	**(0.6)p**	**1.0p**	**0.4p**	(1.7)p	(0.2)p	(1.9)p

The notes on pages 31 to 45 form an integral part of this Consolidated Profit and Loss Account.

Consolidated Balance Sheet

At 30 June 2003

	Notes	2003 £'m	2002 £'m
Fixed assets			
Intangible assets	11	**12.5**	14.0
Tangible assets	12	**1.6**	1.6
Investments – restricted deposits	14,19	**—**	4.9
		14.1	20.5
Current assets			
Stocks	15	**1.9**	1.4
Debtors	16	**4.0**	2.4
Cash and deposits	22	**6.6**	10.4
		12.5	14.2
Creditors: Amounts falling due within one year	17	**(7.7)**	(7.5)
Net current assets		**4.8**	6.7
Total assets less current liabilities		**18.9**	27.2
Creditors: Amounts falling due after more than one year	18	**(1.8)**	(6.4)
Provisions for liabilities and charges	14, 19	**—**	(4.9)
Net assets	3	**17.1**	15.9
Capital and reserves			
Called-up share capital	20	**3.3**	3.3
Share premium account	21	**24.1**	24.1
Merger reserve	21	**96.3**	96.3
Profit and loss account	21	**(106.6)**	(107.8)
Equity shareholders' funds	21	**17.1**	15.9

The accounts were approved by the Board of directors on 1 September 2003 and were signed on its behalf by:

P Gould
Chief Executive Officer

P Bream
Finance Director

The notes on pages 31 to 45 form an integral part of this Consolidated Balance Sheet.

Company Balance Sheet

At 30 June 2003

	Notes	2003 £'m	2002 £'m
Fixed assets			
Investments	13	**30.6**	30.6
Current assets			
Debtors	16	**16.7**	9.2
Cash and deposits		**8.3**	12.3
		25.0	21.5
Creditors: Amounts falling due within one year	17	**(2.0)**	(2.0)
Net current assets		**23.0**	19.5
Net assets		**53.6**	50.1
Capital and reserves			
Called-up share capital	20	**3.3**	3.3
Share premium account	21	**24.1**	24.1
Profit and loss account	21	**26.2**	22.7
Equity shareholders' funds	21	**53.6**	50.1

The accounts were approved by the Board of directors on 1 September 2003 and were signed on its behalf by:

P Gould
Chief Executive Officer

P Bream
Finance Director

The notes on pages 31 to 45 form an integral part of this Company Balance Sheet.

Consolidated Cash Flow Statement

For the year ended 30 June 2003

	Notes	2003 £'m	2002 £'m
Net cash outflow from operating activities	22a	**(0.7)**	(3.7)
Returns on investments and servicing of finance			
Interest received		**0.2**	0.2
Net cash inflow from returns on investments and servicing of finance		**0.2**	0.2
Taxation			
Research and development tax credit received		**0.6**	0.1
Net cash inflow from taxation		**0.6**	0.1
Capital expenditure and financial investment			
Purchase of intangible fixed assets		**(4.6)**	(3.9)
Purchase of tangible fixed assets		**(0.5)**	(0.8)
Proceeds on variation of distribution agreement		**1.5**	—
Net cash outflow from capital expenditure and financial investment		**(3.6)**	(4.7)
Acquisitions and disposals			
Termination of discontinued businesses		**(0.2)**	—
Net cash outflow from acquisitions and disposals		**(0.2)**	—
Net cash outflow before management of liquid resources and financing		**(3.7)**	(8.1)
Management of liquid resources			
Decrease (increase) in short term deposits		**3.5**	(0.5)
Net cash inflow (outflow) from management of liquid resources		**3.5**	(0.5)
Financing			
Issue of ordinary shares		—	10.8
Share issue costs		—	(0.7)
Unsecured loan repayments		**(0.1)**	(0.3)
Net cash (outflow) inflow from financing		**(0.1)**	9.8
(Decrease) increase in cash	22b, c	**(0.3)**	1.2

The notes on pages 31 to 45 form an integral part of this Consolidated Cash Flow Statement.

Statement of Total Recognised Gains and Losses

For the year ended 30 June 2003

	2003 £'m	2002 £'m
Profit (loss) for the financial year	**1.3**	(4.8)
Currency translation differences on foreign currency net investments	**(0.1)**	—
Total recognised gains and losses relating to the year	**1.2**	(4.8)

The notes on pages 31 to 45 form an integral part of this Statement of Total Recognised Gains and Losses.

Reconciliation of Movements in Shareholders' Funds

For the year ended 30 June 2003

	2003 £'m	2002 £'m
Shareholders' funds at the beginning of the year	**15.9**	10.6
Share capital issued	**—**	10.8
Share issue costs	**—**	(0.7)
Profit (loss) for the financial year	**1.3**	(4.8)
Currency translation differences on foreign currency net investments	**(0.1)**	—
Shareholders' funds at the end of the year	**17.1**	15.9

The notes on pages 31 to 45 form an integral part of this Reconciliation of Movements in Shareholders' Funds.

Notes to Accounts

For the year ended 30 June 2003

1. Accounting policies

A summary of the principal accounting policies, all of which have been applied consistently throughout the year and the preceding year, are set out below:

(a) Basis of accounting and preparation

The accounts have been prepared under the historical cost convention and in accordance with applicable UK accounting standards.

(b) Basis of consolidation

The Group accounts consolidate the accounts of Provalis plc and all its subsidiary undertakings. All inter-company balances, transactions and profits are eliminated on consolidation.

(c) Intangible fixed assets

Acquisition of product distribution rights, technology rights and brands are shown at cost less amortisation and provision is made for any impairment. Costs are amortised over the period in which future benefits are expected to arise.

(d) Research and development 'R&D'

R&D expenditure is written off in the year of expenditure.

(e) R&D syndication

The Group entered into R&D syndicates which involved the licensing of certain technology by the Group to those syndicates and the agreement of the Group to undertake R&D projects on behalf of the syndicates with a view to developing commercially viable new technology.

The transaction documents of these syndicates provided that these deposits, together with interest earned thereon, may only be used for the conduct of the agreed R&D or, in certain circumstances, in satisfaction of the Group's obligations to acquire third party interests in the syndication. Accordingly, a provision was made equating to the amounts held on deposit as an estimate of the funding of acquisition obligations that may arise under the syndicate arrangements.

The last of these syndicates was unwound in July 2002.

(f) Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment. Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Plant and machinery	2–10 years
Equipment, fixtures and fittings	5–10 years
Computer equipment	3 years

(g) Leased assets

Payments under operating leases are charged to the Profit and Loss Account in the period in which they are incurred.

(h) Investments

Fixed asset investments are shown at cost less provision for impairment.

(i) Stocks

Stocks are valued at the lower of cost and net realisable value. The cost of manufactured goods includes materials, direct labour and an appropriate portion of fixed and variable overheads, based on normal levels of activity. Costs are assigned on a first-in-first-out basis.

1. Accounting policies (continued)

(j) Taxation

Corporation tax payable is provided on taxable profits at the current rate.

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the Balance Sheet date, except as otherwise required by FRS 19. As the Group has an unprovided deferred tax asset there has been no impact in the financial statements.

(k) Pensions

The Group operates a defined contribution fund for all employees. Contributions are accounted for when they become payable.

(l) Foreign exchange

Foreign currency transactions during the year are recorded using the rate of exchange prevailing at the date of the transaction.

At the Balance Sheet date, amounts receivable and payable in foreign currencies are translated at the exchange rates prevailing at that date other than those transactions to be settled at a contracted rate and trading transactions covered by a related or matching forward contract which are translated at those contracted rates.

For the purposes of consolidation, the closing rate method is used, translating assets and liabilities at the rate prevailing at the Balance Sheet date and under which translation gains and losses are shown as a movement to reserves. Profit and loss accounts of overseas subsidiary undertakings are translated at the average exchange rate for the year.

Exchange differences relating to monetary items are brought to account in the Profit and Loss Account in the period in which they arise.

(m) Turnover

Group turnover comprises the value of sales (excluding VAT and similar taxes, trade discounts and intra-group transactions) of goods and services in the normal course of business. Turnover also includes the sale of product rights, royalties and milestone payments which are recognised in accordance with contractual terms.

2. Continuing/discontinued activities

	2003			2002		
	Continuing £'m	Discontinued £'m	Total £'m	Continuing £'m	Discontinued £'m	Total £'m
Turnover	**14.0**	**—**	**14.0**	9.1	0.3	9.4
Cost of sales	**(6.3)**	**—**	**(6.3)**	(4.1)	—	(4.1)
Gross profit	**7.7**	**—**	**7.7**	5.0	0.3	5.3
Selling and distribution expenses	**(3.1)**	**—**	**(3.1)**	(3.2)	—	(3.2)
Administration expenses						
Amortisation of intangible assets	**(1.5)**	**—**	**(1.5)**	(1.4)	—	(1.4)
Administration costs	**(3.2)**	**—**	**(3.2)**	(2.8)	—	(2.8)
Research and development costs	**(1.6)**	**(0.4)**	**(2.0)**	(1.8)	(1.5)	(3.3)
	(6.3)	**(0.4)**	**(6.7)**	(6.0)	(1.5)	(7.5)
Operating loss	**(1.7)**	**(0.4)**	**(2.1)**	(4.2)	(1.2)	(5.4)

3. Segmental analysis

(a) Analysis by geographical segment

The analysis by geographical segment of the Group's turnover, profit on ordinary activities before taxation and net assets is set out below:

Turnover

	By destination		By origin	
	2003	2002	**2003**	2002
	£'m	£'m	**£'m**	£'m
UK	**10.6**	8.4	**14.0**	9.3
Europe	**0.5**	0.2	**—**	—
US	**2.8**	0.6	**—**	—
Rest of World	**0.1**	0.2	**—**	0.1
	14.0	9.4	**14.0**	9.4

Profit (loss) on ordinary activities before taxation

	2003	2002
	£'m	£'m
UK	**1.1**	(5.4)
Rest of World	**—**	—
Profit (loss) on ordinary activities before interest	**1.1**	(5.4)
Net interest receivable	**0.2**	0.2
	1.3	(5.2)

Net assets

	2003	2002
	£'m	£'m
UK	**10.4**	5.4
Rest of World	**0.1**	0.1
Net operating assets	**10.5**	5.5
Unallocated assets including cash and deposits	**6.6**	10.4
Net assets	**17.1**	15.9

(b) Analysis by class of business

The analysis by class of business segment of the Group's turnover, profit on ordinary activities before taxation and net assets is set out below:

Turnover

	2003	2002
	£'m	£'m
Continuing activities		
– Medical Diagnostics	**3.1**	0.9
– Pharmaceuticals	**10.9**	8.2
	14.0	9.1
– Discontinued activities	**—**	0.3
	14.0	9.4

Notes to Accounts

For the year ended 30 June 2003

3. Segmental analysis (continued)

Profit (loss) on ordinary activities before taxation

	2003			2002		
	Ordinary activities £'m	**Exceptional items £'m**	**Total £'m**	Ordinary activities £'m	Exceptional items £'m	Total £'m
Continuing activities						
– Medical Diagnostics*	**(2.3)**	**—**	**(2.3)**	(3.4)	—	(3.4)
– Pharmaceuticals	**2.5**	**—**	**2.5**	1.3	(0.5)	0.8
– Common costs	**(1.9)**	**—**	**(1.9)**	(1.6)	—	(1.6)
– Net interest receivable	**0.2**	**—**	**0.2**	0.2	—	0.2
Profit on variation of distribution agreement	**—**	**3.4**	**3.4**	—	—	—
	(1.5)	**3.4**	**1.9**	(3.5)	(0.5)	(4.0)
Discontinued activities**	**(0.4)**	**—**	**(0.4)**	(1.2)		(1.2)
Loss on termination of discontinued activities**	**—**	**(0.2)**	**(0.2)**	—	—	—
	(1.9)	**3.2**	**1.3**	(4.7)	(0.5)	(5.2)

* Medical Diagnostics' loss is stated inclusive of R&D spend of £1.6m (2002: £1.6m).

** Discontinued activities relate to programmes in the Vaccines research business of Therapeutics R&D, which closed during the period. The costs of closure have been included in the "Loss on termination of discontinued activities".

Net assets

	2003 £'m	2002 £'m
– Medical Diagnostics	**0.5**	1.6
– Pharmaceuticals	**7.2**	3.9
	7.7	5.5
Unallocated assets including cash and deposits	**9.4**	10.4
	17.1	15.9

4. Exceptional items

	2003 £'m	2002 £'m
Profit on variation of distribution agreement – continuing activities (1)	**3.4**	—
Loss on termination of discontinued activities (2)	**(0.2)**	—
Pennsaid® write off (3)	**—**	(0.5)

Notes

1. This relates to profit recognised on payments arising from the variation of the distribution agreement with Dr Falk Pharma. £1.5m was received in February 2003, £1.5m is due to be received in January 2004 and a further £0.4m in January 2005. Up to a further £1.6m may be received in January 2005 contingent on the levels of sales of Falk products in calendar year 2004.
2. This relates to the redundancy and closure costs of Therapeutic R&D's Vaccine programmes.
3. This charge writes off the cost of Pennsaid® including both the cost of acquisition of the UK distribution rights and the value of the remaining stock holding. The legality of early termination of Provalis' rights under the distribution agreement by Dimethaid, the Canadian owner of Pennsaid®, is currently being challenged by Provalis.
4. There are no taxation consequences of the above exceptional items due to the availability of tax losses.

5. Earnings before interest, taxation, depreciation and amortisation ("EBITDA")

	Before exceptional item year ended 30 June 2003 £'m	**Exceptional item year ended 30 June 2003 £'m**	**Year ended 30 June 2003 Total £'m**	Before exceptional item year ended 30 June 2002 £'m	Exceptional item year ended 30 June 2002 £'m	Year ended 30 June 2002 Total £'m
Loss on ordinary activities before taxation	**(1.9)**	**3.2**	**1.3**	(4.7)	(0.5)	(5.2)
Interest	**(0.2)**	**—**	**(0.2)**	(0.2)	—	(0.2)
Amortisation	**1.5**	**—**	**1.5**	0.9	0.5	1.4
Depreciation (see note 12)	**0.5**	**—**	**0.5**	0.4	—	0.4
Profit on variation of distribution agreement	**—**	**(3.4)**	**(3.4)**	—	—	—
EBITDA	**(0.1)**	**(0.2)**	**(0.3)**	(3.6)	—	(3.6)
Operating loss from discontinued activities	**0.4**	**—**	**0.4**	1.2	—	1.2
Loss on termination of discontinued activities	**—**	**0.2**	**0.2**	—	—	—
EBITDA excluding discontinued activities	**0.3**	**—**	**0.3**	(2.4)	—	(2.4)

6. Staff costs

	2003 £'m	2002 £'m
Employee costs during the year (including executive directors) amounted to:		
Wages and salaries	**3.5**	3.3
Social security costs	**0.4**	0.4
Other pension costs	**0.2**	0.2
	4.1	3.9

The average number of persons (including executive directors) employed by the Group during the year was:

	2003 Number	2002 Number
By activity		
R&D	**13**	17
Sales, marketing and distribution	**48**	50
Production	**20**	20
Administration	**26**	24
	107	111

Detailed information concerning directors' emoluments, shareholdings and options is shown in the Board's Remuneration Report on pages 20 to 24.

7. Profit (loss) on ordinary activities before taxation

Profit (loss) on ordinary activities before taxation is stated after charging:

	2003 £'m	2002 £'m
Depreciation and amortisation		
– Tangible owned assets	**0.5**	0.4
– Intangible assets	**1.5**	1.4
Operating lease rentals		
– Plant and machinery	**0.3**	0.3
– Land and buildings	**0.2**	0.3
Auditors' remuneration		
– Audit services	**0.1**	0.1
– Non audit services (2002: previous auditors)	**—**	0.1

Non audit services of £17,000 were payable to the auditors in respect of tax compliance services and £31,000 in respect of tax advisory services.

8. Taxation

There is no charge to corporation tax during the year nor is there any provision required for deferred taxation. The tax credit in 2002 represents a claim for refundable R&D tax credits. Accumulated tax losses have not been recognised as deferred tax assets.

There are taxable losses of approximately £68.4m (2002: £69.2m) available for carrying forward against suitable future taxable profits of Group companies. The agreement of the relevant Revenue authorities will be required before any such tax losses can be utilised.

(a) Analysis of credit in year

	2003 £'m	2002 £'m
UK corporation tax on loss for year	**—**	—
R&D tax credit	**—**	0.4
Deferred taxation	**—**	—
	—	0.4

(b) Factors affecting the tax credit for the year

	2003 £'m	2002 £'m
(Profit) loss on ordinary activities before taxation	**(1.3)**	5.2
(Profit) loss on ordinary activities multiplied by standard rate of taxation (30%)	**(0.4)**	1.5
Effects of:		
– Non tax deductible expenses and income not taxable for tax purposes	**0.6**	(0.5)
– Capital allowances for period in excess of depreciation	**—**	(0.1)
– Impact of additional tax relief for R&D	**0.2**	—
– Impact of R&D tax credit cash claim	**—**	(0.1)
– Decrease in losses carried forward	**(0.4)**	(0.4)
Tax credit on (profit) loss on ordinary activities	**—**	0.4

(c) Deferred tax assets not provided

	2003 £'m	2002 £'m
Accelerated capital allowances	**0.3**	0.3
Tax losses carried forward	**20.5**	20.7

9. Profit attributable to parent company

The profit for the financial year dealt with in the company accounts of Provalis plc was £3.5m (2002: £0.7m). As provided for by section 230 of the Companies Act 1985, no profit and loss account is presented in respect of the parent company.

10. Earnings per share ("EPS")

	2003		2002	
	£'m	p	£'m	p
Earnings per share are based on:				
Profit (loss) after exceptional items attributable to ordinary shareholders	**1.3**	**0.4**	(4.8)	(1.9)
Exceptional items	**(3.2)**	**(1.0)**	0.5	0.2
Loss before exceptional items attributable to ordinary shareholders	**(1.9)**	**(0.6)**	(4.3)	(1.7)

	2003	2002
Basic and diluted weighted average number of ordinary shares	**330,360,181**	258,294,428

11. Intangible fixed assets

	Group product rights and licences £'m
Cost	
At 1 July 2002	15.4
Termination of distribution agreement	(0.5)
At 30 June 2003	**14.9**
Amortisation	
At 1 July 2002	1.4
Charge for year	1.5
Impairment related to termination of distribution agreement	(0.5)
At 30 June 2003	**2.4**
Net book value	
At 30 June 2003	**12.5**
At 30 June 2002	14.0

The intangible assets represent the total cost of acquisition of Diclomax® from Parke Davis, a subsidiary of Pfizer Inc., on 3 December 2001, for £14.9m (including £0.4m of transaction costs). The asset is being amortised over a period of ten years and the Consolidated Profit and Loss Account for the year ended 30 June 2003 contains amortisation of £1.5m (2002: contained first seven months' amortisation of £0.9m). The intangible asset of £0.5m, representing the cost of investment in Pennsaid® which was fully provided against in 2002 following an impairment review, has been written off following the termination of the distribution agreement.

The cash outflow associated with the acquisition of Diclomax® was £4.6m in the year. The remaining £6.4m of acquisition cost is held within creditors (with £1.8m of this due in greater than one year) and will be payable in weekly instalments until November 2004. As security for the payment of the deferred consideration Parke Davis has a fixed and floating charge over the assets (excluding book debts) of Provalis Healthcare Limited. The security offered by Provalis plc lapsed on 3 December 2002 but Provalis plc will continue to guarantee the debt of Provalis Healthcare Limited to Parke Davis Limited.

Notes to Accounts
For the year ended 30 June 2003

12. Tangible fixed assets

	Group		
	Plant and machinery £'m	Equipment, fixtures and fittings £'m	Total £'m
Cost			
At 1 July 2002	2.3	0.9	3.2
Additions	0.4	0.1	0.5
Disposals	(0.1)	—	(0.1)
At 30 June 2003	**2.6**	**1.0**	**3.6**
Depreciation			
At 1 July 2002	1.2	0.4	1.6
Charge for year	0.4	0.1	0.5
Disposals	(0.1)	—	(0.1)
At 30 June 2003	**1.5**	**0.5**	**2.0**
Net book value			
At 30 June 2003	**1.1**	**0.5**	**1.6**
At 30 June 2002	1.1	0.5	1.6

13. Fixed asset investments

(a) Principal subsidiary undertakings

The directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. The following information relates to those subsidiary undertakings whose results or financial position, in the opinion of the directors, principally affected the profit or net assets of the Group.

Name of undertaking	Country of incorporation/ registration	Description of shares held	**Proportion of nominal value of issued shares held by Group at 30 June 2003 %**	Activity
Provalis UK Limited	England	Ordinary	**100**	1,4
Provalis Healthcare Limited	England	Ordinary	**100**	3
Provalis Diagnostics Limited	England	Ordinary	**100**	2,4,5
Cortecs Holdings Limited	Jersey C.I.	Ordinary	**100**	1
Cortecs International Pty Limited ("CIL")*	Australia	Ordinary	**100**	1
Cortecs (OM) Pty Limited	Australia	Ordinary	**100**	2
Auspharm International Pty Limited	Australia	Ordinary	**100**	2,4

All of the above companies operate principally in their country of incorporation or registration.

* Directly held by Provalis plc

Principal business activities of these subsidiary undertakings are:

1. Investment/holding company
2. R&D company
3. Pharmaceutical sales and distribution company
4. Intellectual property holding company
5. Diagnostic manufacturing and sales company

The cost of the Company's investment in subsidiary undertakings is £40.6m. Provision for impairment is £10.0m. Net book value is

14. Investments – restricted deposits

	Group	
	2003	2002
	£'m	£'m
R&D syndication restricted deposits – long term:		
At 1 July 2002	**4.9**	7.1
Foreign exchange adjustment	**—**	0.1
Repaid to syndicate investors	**(4.9)**	(2.7)
R&D syndication restricted deposits interest	**—**	0.4
At 30 June 2003	**—**	4.9

Restricted cash deposits relate to the R&D syndications. These deposits were repaid during the year to syndicate investors when the final R&D syndicate was unwound in July 2002 (see notes 1e and 19).

15. Stocks

	Group	
	2003	2002
	£'m	£'m
Raw materials and consumables	**1.2**	0.6
Finished goods and goods for resale	**0.7**	0.8
	1.9	1.4

16. Debtors

	Group		Company	
	2003	2002	**2003**	2002
	£'m	£'m	**£'m**	£'m
Amounts falling due within one year:				
Trade debtors	**1.8**	1.5	**—**	—
Other debtors (see note 4 on page 34)	**1.9**	—	**1.9**	—
Prepayments	**0.3**	0.3	**—**	—
R&D tax credit receivable	**—**	0.6	**—**	—
Amounts owed by subsidiary undertakings	**—**	—	**14.8**	9.2
	4.0	2.4	**16.7**	9.2

Debtors include other debtors of £0.4m due after more than one year.

17. Creditors: Amounts falling due within one year

	Group		Company	
	2003	2002	**2003**	2002
	£'m	£'m	**£'m**	£'m
Trade creditors	**1.6**	1.1	**—**	—
Taxation and social security	**0.5**	0.4	**—**	—
Other creditors	**4.6**	4.6	**—**	—
Accruals	**1.0**	1.3	**—**	—
Loans (unsecured)	**—**	0.1	**—**	—
Amounts owed to subsidiary undertakings	**—**	—	**2.0**	2.0
	7.7	7.5	**2.0**	2.0

18. Creditors: Amounts falling due after more than one year

	Group 2003 £'m	Group 2002 £'m
Other creditors	**1.8**	6.4

19. Provision for liabilities and charges

	Group 2003 £'m
R&D syndications	
At 1 July 2002	**4.9**
Utilisation on repayment to syndicate investors	**(4.9)**
At 30 June 2003	**—**

This provision relates to the Group's obligations to perform R&D activities or to acquire third party interests in the R&D syndications, in certain circumstances. The final R&D syndicate was unwound in July 2002 (see notes 1e and 14).

20. Called-up share capital

	2003 £'m	2002 £'m
Authorised		
500,000,021 ordinary shares of £0.01 each	**5.0**	5.0
Allotted, called-up and fully paid		
330,360,181 fully-paid ordinary shares of £0.01 each (2002: 330,360,181 fully-paid ordinary shares of £0.01 each)	**3.3**	3.3

Options

(a) Summary of employee options

	Note	As at 1 July 2002	Granted	Lapsed	As at 30 June 2003
Approved scheme	b	2,266,420	3,304,104	(994,382)	**4,576,142**
Unapproved scheme	b	3,587,580	510,963	(479,347)	**3,619,196**
Mr Travers	c	2,000,000	—	—	**2,000,000**
Share Save Scheme 2001	d	1,281,704	—	(101,623)	**1,180,081**
Enterprise Management Incentive Scheme	e	—	5,481,323	(839,416)	**4,641,907**
		9,135,704	9,296,390	(2,414,768)	**16,017,326**

20. Called-up share capital (continued)

(b) The Company's 1997 Employee Option Scheme

The following options have been granted over ordinary shares of £0.01 in the Company under the 1997 Employee Option Scheme:

Date exercisable	As at 1 July 2002	Granted	Lapsed	**As at 30 June 2003**	Exercise price £
Approved scheme					
From 26 October 2001 to 25 October 2008	295,000	—	(25,000)	**270,000**	0.50
From 26 April 2002 to 25 April 2009	65,000	—	(20,000)	**45,000**	0.25
From 26 April 2002 to 25 October 2002	125,000	—	(125,000)	**—**	0.25
From 19 April 2003 to 18 April 2010	259,500	—	(30,500)	**229,000**	0.25
From 19 April 2003 to 18 October 2003	4,000	22,500	—	**26,500**	0.25
From 16 October 2003 to 15 October 2010	150,000	—	(150,000)	**—**	0.25
From 16 October 2003 to 15 April 2004	—	50,000	—	**50,000**	0.25
From 29 March 2004 to 28 March 2011	1,192,920	—	(415,153)	**777,767**	0.13
From 29 March 2004 to 28 September 2004	—	224,615	—	**224,615**	0.13
From 18 April 2005 to 17 April 2012	175,000	—	—	**175,000**	0.14
From 15 October 2005 to 14 October 2012	—	3,006,989	(228,729)	**2,778,260**	0.0685
Total	2,266,420	3,304,104	(994,382)	**4,576,142**	
Unapproved scheme					
From 26 October 2001 to 25 October 2005	130,000	—	—	**130,000**	0.50
From 26 October 2002 to 25 October 2005	425,000	—	(25,000)	**400,000**	0.50
From 26 April 2000 to 25 April 2006	500,000	—	(25,000)	**475,000**	0.25
From 26 April 2001 to 25 April 2006	440,000	—	(20,000)	**420,000**	0.25
From 26 April 2002 to 25 April 2006	375,000	—	—	**375,000**	0.25
From 19 April 2002 to 18 April 2007	419,500	—	(30,500)	**389,000**	0.25
From 19 April 2003 to 18 October 2007	160,000	—	—	**160,000**	0.25
From 16 October 2002 to 15 October 2007	150,000	—	(150,000)	**—**	0.25
From 29 March 2004 to 28 March 2008	988,080	—	(228,847)	**759,233**	0.13
From 15 October 2003 to 14 October 2012	—	510,963	—	**510,963**	0.0685
Total	3,587,580	510,963	(479,347)	**3,619,196**	

(c) Mr Travers' options

Mr G Travers is entitled to exercise options in respect of two million ordinary shares at £1.85 per share. These options lapse on 9 July 2004. Mr Travers can exercise a maximum of one million of these options in any year, the exact number being determined by reference to the market price of the Company's shares at that time. These options lapse six months after the date of any change of control of the Company through an acquisition, merger or reconstruction, or of the date of any winding up of the Company.

20. Called-up share capital (continued)

(d) Share Save Scheme 2001

The following options have been granted over ordinary shares of £0.01 in the Company under the Provalis plc Savings-Related Share Option Scheme 2001:

Date exercisable	As at 1 July 2002	Granted	Lapsed	**As at 30 June 2003**	Exercise price £
From 1 June 2005 to 30 November 2005	717,236	—	(66,159)	**651,077**	0.112
From 1 June 2007 to 30 November 2007	564,468	—	(35,464)	**529,004**	0.112
Total	1,281,704	—	(101,623)	**1,180,081**	

(e) Enterprise Management Incentive Scheme

The following options have been granted over ordinary shares of £0.01 in the Company under the Enterprise Management Incentive Scheme:

Date exercisable	As at 1 July 2002	Granted	Lapsed	**As at 30 June 2003**	Exercise price £
From 15 October 2005 to 14 October 2012	—	5,481,323	(839,416)	**4,641,907**	0.0685
Total	—	5,481,323	(839,416)	**4,641,907**	

21. Movements in share capital and reserves

	Called-up share capital £'m	Share premium account £'m	Merger reserve £'m	Profit and loss account £'m	Total £'m
Group					
Balance at 1 July 2002	3.3	24.1	96.3	(107.8)	15.9
Profit for the year	—	—	—	1.3	1.3
Currency translation differences in foreign currency net investments	—	—	—	(0.1)	(0.1)
Balance at 30 June 2003	**3.3**	**24.1**	**96.3**	**(106.6)**	**17.1**

	Called-up share capital £'m	Share premium account £'m	Profit and loss account £'m	Total £'m
Company				
Balance at 1 July 2002	3.3	24.1	22.7	50.1
Profit for the year	—	—	3.5	3.5
Balance at 30 June 2003	**3.3**	**24.1**	**26.2**	**53.6**

22. Cash flow information

(a) Reconciliation of operating loss to operating cash flows

	2003 £'m	2002 £'m
Operating loss	**(2.1)**	(5.4)
Depreciation and impairment of tangible fixed assets	**0.5**	0.4
Amortisation and impairment of intangible fixed assets	**1.5**	1.4
(Decrease) increase in trade creditors	**0.5**	(0.1)
Decrease in other creditors and accruals	**(0.3)**	(0.1)
Increase in stocks	**(0.5)**	(0.6)
Decrease (increase) in trade debtors	**(0.3)**	0.3
Decrease in other debtors and prepayments	**—**	0.4
Net cash outflow from operating activities	**(0.7)**	(3.7)

(b) Reconciliation of net cash flow to movements in net funds

	2003 £'m	2002 £'m
(Decrease) increase in cash in the year	**(0.3)**	1.2
Repayments of unsecured loan	**0.1**	0.3
(Decrease) increase in short term deposits	**(3.5)**	0.5
Movement in net funds in the year	**(3.7)**	2.0
Net funds at 1 July 2002	**10.3**	8.3
Net funds at 30 June 2003	**6.6**	10.3

(c) Analysis of changes in net funds

	As at 1 July 2002 £'m	Cash flow £'m	As at 30 June 2003 £'m
Cash	1.9	(0.3)	**1.6**
Short term deposits	8.5	(3.5)	**5.0**
Cash and deposits	10.4	(3.8)	**6.6**
Unsecured loan due in under one year	(0.1)	0.1	**—**
Net funds	10.3	(3.7)	**6.6**

Short term deposits have a maturity of more than 24 hours but less than 12 months. They are repayable on demand subject, in some instances, to the repayment of certain expenses. Cash includes cash in hand and deposits repayable on demand.

23. Guarantees and other financial commitments

(a) Lease commitments

Annual commitments under non-cancellable operating leases are as follows:

	2003		2002	
	Land and buildings £'m	**Other £'m**	Land and buildings £'m	Other £'m
Expiry:				
– within one year	**—**	**0.1**	—	0.1
– within one to two years	**—**	**0.1**	—	0.2
– within two to five years	**0.1**	**—**	—	0.1
– after five years	**0.1**	**—**	0.3	—
	0.2	**0.2**	0.3	0.4

(b) Capital commitments

There were unprovided capital commitments of £0.1m at 30 June 2003 (2002: £0.1m).

(c) Guarantees

The Group operates under a duty deferment scheme with HM Customs and Excise for which a £0.1m guarantee is in place.

24. Derivatives and other financial instruments

The numeric disclosures in this note deal with financial assets and liabilities as defined in FRS 13 'Derivatives and other Financial Instruments Disclosures'.

As permitted by FRS 13, short term debtors and creditors have been excluded from the disclosures. Certain financial assets such as investments in subsidiary companies are also excluded from the scope of these disclosures.

Further explanation of the Group's policy on treasury and funding is contained within the Finance Director's Report on pages 12 and 13.

Interest rate profile

The Group has no interest bearing financial assets other than sterling cash deposits of £5.0m (2002: £8.5m). The sterling cash deposits comprise deposits placed on the money market, for variable periods, with rates fixed for the duration of the deposit. The average interest rate on sterling deposits during the year was 3.2%, and at the year end was 3.3%.

As at 30 June 2002, the Group owed £0.1m under an unsecured interest bearing sterling loan. This was repaid during the year.

Maturity of financial liabilities

The maturity profile of the Group's financial liabilities as at 30 June 2003 is given in notes 17 and 18.

Borrowing facilities

The Group had no undrawn committed borrowing facilities at 30 June 2003, or 30 June 2002.

Fair values of financial assets and liabilities

There is no material difference between the book value and the fair value of the Group's financial assets or liabilities.

24. Derivatives and other financial instruments (continued)

Currency exposures

The table below shows the Group's current exposures; in other words, those transactional (or non-structural) exposures that give rise to the net currency gains and losses recognised in the Profit and Loss Account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or "functional") currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations. As at 30 June 2003 these exposures were as follows:

	Net foreign currency monetary assets (liabilities)		
Functional currency of Group operation	Australian Dollar £'m	Euro £'m	Total £'m
Sterling	**0.1**	**(0.2)**	**(0.1)**

The exposures at 30 June 2002 for comparison purposes were as follows:

	Net foreign currency monetary assets (liabilities)		
Functional currency of Group operation	Australian Dollar £'m	Euro £'m	Total £'m
Sterling	—	(0.5)	(0.5)

	2003	
	Book value £'m	Fair value £'m
Off balance sheet		
Foreign currency contracts	**1.4**	**1.4**

Interest rate instruments and foreign currency contracts and options have been marked to market to produce a fair value figure. The Company first entered into foreign currency contracts on 10 March 2003. There were no foreign currency contracts in place during 2002.

Gains and losses on hedges

There are no unrecognised gains or losses on hedges.

The Group has no financial assets/liabilities held for trading purposes and holds no cash settled commodity contracts.

The disclosures in the Treasury section of the Directors' Report form part of the financial statements.

25. Pension arrangements

The Group operates a defined contribution scheme for which the pension cost for the year amounted to £0.2m (2002: £0.2m).

There are no prepayments or accruals relating to pension costs at either 30 June 2003 or at 30 June 2002.

Notice of Meeting

Notice is hereby given that the seventh Annual General Meeting of Provalis plc ("the Company") will be held at Beaufort House, 15 St Botolph Street, London, EC3A 7EE on Thursday 23 October 2003 at 10.30am to transact the following business:

Ordinary business

Accounts

1. To receive and adopt the accounts for the year ended 30 June 2003 and the reports of the directors and auditors contained therein.

Directors

2. To reappoint Mr Peter Bream as a director of the Company.
3. To reappoint Dr David Bloxham (who is retiring by rotation) as a director of the Company.
4. To reappoint Mr Frank Harding (who is retiring by rotation) as a director of the Company.

Special business

To consider and if thought fit pass as ordinary resolutions:

Auditors

5. THAT KPMG Audit Plc, Chartered Accountants, be reappointed as auditors of the Company and to authorise the Board of directors to fix their remuneration.

Executive remuneration

6. THAT the Annual Report of the Remuneration Committee be received, considered and adopted.

Authority to allot shares

7. THAT:
   a. the directors be and they are hereby generally and unconditionally authorised for the purpose of section 80 of the Companies Act 1985 to allot and grant rights to subscribe for or to convert securities into unissued shares of the Company up to an aggregate nominal amount of £1,102,203, provided that this authority shall expire 15 months after the passing of this resolution or, if earlier, the conclusion of the Annual General Meeting of the Company to be held in 2004;
   b. the Company be allowed to make any offer or agreement which will or might require any such shares to be allotted or any such rights to be granted after the expiry of this authority and the directors may, notwithstanding such expiry, allot shares and grant such rights in pursuance of any such offer or agreement made by the Company before the expiry of this authority; and
   c. this authority be in substitution for all subsisting authorities given by the Company for the purpose of section 80 of the Companies Act 1985 to the extent that such authorities are unused.

Long Term Incentive Plan

8 THAT the directors of the Company be authorised to establish the Provalis plc Long Term Incentive Plan 2003 ("the Plan"), described in the circular accompanying the document of which constituted by the rules produced in draft to this meeting and for the purpose of identification initialled by the Chairman of the meeting, and to do all such other things as may be necessary or desirable to carry the Plan into effect and that the directors be authorised to establish further plans based on the Plan but modified to take account of local tax, exchange control or securities laws in overseas territories provided that any shares in the Company made available under such further plans shall be treated as counting against any limits on individual or overall participation in the Plan.

Employee Share Ownership Trust

9 THAT the Provalis plc Employee Share Ownership Trust ("the ESOT"), described in the circular accompanying the document of which the notice containing this resolution forms part and to be constituted by the trust deed produced in draft to this meeting and for the purpose of identification initialled by the Chairman of the meeting, be approved and the directors of the Company be and are hereby authorised to do all such things as are necessary or desirable for the purpose of establishing and carrying into effect the ESOT.

To consider and if thought fit pass as special resolutions:

Disapplication of pre-emption rights on allotment

10. THAT the directors be empowered to allot any equity securities of the Company under the authority conferred on them by this meeting for the purpose of section 80 of the Companies Act 1985 as if section 89(1) of that Act did not apply to any such allotment provided that this power be limited to:
    a. the allotment of equity securities which are offered for cash to those persons who are registered on such date as the directors may prescribe as the holders of the issued ordinary shares of the Company (as nearly as may be in proportion to the number of ordinary shares respectively held by them) other than those holders resident outside the UK to whom an offer would be, in the opinion of the directors, impracticable or unlawful in any jurisdiction in the world;
    b. the allotment of equity securities which are not offered to any holders of ordinary shares of the Company resident outside the UK pursuant to any such offer as aforesaid or which may represent fractional interests arising in connection with any such offer; and
    c. any other allotments of equity securities for cash up to an aggregate nominal amount of £330,660

    and shall expire at the conclusion of the Annual General Meeting of the Company next following this meeting or, if earlier, the date falling 15 months after the date of passing this resolution, save that the Company may before such expiry make an offer or agreement which would or might require securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired; the expression "equity securities" having, for the purpose of this resolution, the meaning given to it by section 94 of the

Purchase of own shares

11. THAT the Articles of Association of the Company be amended by the deletion of the existing Article 4(3) and by the substitution in its place of the following new Article 4(3):

    "(3) subject to and in accordance with the provisions of the Act, purchase any of its own shares of any class at any price (whether at par or above or below par) and any shares to be so purchased may be selected in any manner whatsoever."

Retirement of directors by rotation

12. THAT the Articles of Association of the Company be amended by the deletion of the existing Article 74 and by the substitution in its place of the following new Article 74:

    "74 subject to the provisions of these articles, one-third of the directors subject to retirement by rotation or, if their number is not three or a multiple of three, then the number nearest to but not exceeding one-third shall retire from office at each annual general meeting; but:

    (1) if any director has at the start of the annual general meeting been in office for more than three years since his last appointment or re-appointment, he shall retire; and

    (2) if there is only one director who is subject to retirement by rotation, he shall retire."

By order of the Board

L Greenbury
Secretary

Registered Office:
Newtech Square
Deeside Industrial Park
Deeside
Flintshire CH5 2NT

1 September 2003

Notes:

1. A member of the Company entitled to attend and vote at the Annual General Meeting may appoint one or more proxies to attend and, on a poll, vote on his/her behalf. A proxy need not be a member of the Company. The instrument appointing a proxy to be effective must be deposited with the Company's Registrars, Capita Registrars, Proxy Department, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, not less than 48 hours before the time appointed for the Annual General Meeting (i.e. no later than 10.30am on Tuesday 21 October 2003).
2. The completion of a proxy does not preclude a member from attending the Annual General Meeting and voting in person.
3. Copies of the directors' service agreements or letters of appointment and of the draft rules of both the Long Term Incentive Plan and of the Employee Share Ownership Trust are available for inspection at the registered office of the Company, Newtech Square, Deeside Industrial Park, Deeside, Flintshire CH5 2NT during usual business hours on each business day. All such documents will also be available at the place of the Annual General Meeting for at least 15 minutes prior to and
4. The register of directors' interests will be available for inspection at the commencement of, and during, the Annual General Meeting.
5. As permitted by regulation 41 of the Uncertificated Securities Regulations 2001, only those shareholders who are registered on the Company's register of members at 10.30am on Tuesday 21 October 2003 or, in the event that the Annual General Meeting is adjourned, on the register of members 48 hours before the time of any adjourned meeting, shall be entitled to attend the Annual General Meeting and to vote in respect of the number of ordinary shares registered in their names at that time. Changes to entries on the register of members after 10.30am on Tuesday 21 October 2003 or, in the event that the Annual General Meeting is adjourned, on the register of members 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend and/or vote at the Annual General Meeting.
6. By attendance at the Annual General Meeting (or any adjournment thereof) the attendees confirm that they are requesting, and are willing to receive, all communications made at that meeting relating to the Company's shares.

Explanatory notes

1. ***Resolution 1: Accounts***
The directors must lay the Company's accounts, the Directors' Report and the Auditors' Report before the members at a general meeting. This is a legal requirement once the directors have approved the accounts and the directors and the auditors have prepared their report.

2. ***Resolution 2: Reappointment of director***
Articles 78 and 79 of the Company's Articles of Association state that any director appointed since the previous Annual General Meeting shall hold office only until the next Annual General Meeting and shall then be eligible for reappointment. Mr Peter Bream has been appointed by the Board since the last Annual General Meeting. He therefore retires and, being eligible, offers himself for reappointment. Biographical details of Mr Bream are set out in the Report and Accounts.

3. ***Resolution 3: Reappointment of director retiring by rotation***
Article 74 of the Company's Articles of Association states that one third of the directors subject to retirement by rotation shall retire from office at each Annual General Meeting. The only director subject to retirement by rotation this year is Dr David Bloxham and, being eligible, he offers himself for reappointment. Biographical details of Dr Bloxham are set out in the Report and Accounts.

4. ***Resolution 4: Reappointment of director retiring by rotation***
The Code of Best Practice of the Combined Code requires directors to submit themselves for re-election at intervals of no more than three years. Mr Frank Harding, having been a director for more than three years since his last re-appointment is retiring by rotation and, being eligible, he offers himself for

5. ***Resolution 5: Reappointment of auditors***
At each Annual General Meeting, the Company is required to appoint auditors to serve until the next such meeting. The Company's current auditors, KPMG Audit Plc, have stated they are willing to continue in office for a further year. Resolution 5 proposes their reappointment and that, in accordance with normal practice, the directors should be authorised to agree their remuneration.

6. ***Resolution 6: Executive remuneration***
The Company has disclosed in its Annual Report how it has applied the principles and complied with the detailed provisions of the Combined Code on Corporate Governance. The directors invite members of the Company to consider and approve their policy on executive remuneration which is described in the Report of the Remuneration Committee.

7. ***Resolution 7: Renewal of directors authority to allot shares***
Section 80 of the Companies Act 1985 provides that the directors may not allot new shares (other than for Employee Share Schemes) without shareholder approval. Resolution 7 empowers the Board to allot shares with a nominal value of up to £1,102,203 being one third of the issued ordinary share capital of the Company at 1 September 2003. The authority would last until 15 months after the passing of this resolution or, if earlier, the conclusion of the Annual General Meeting in 2004. The resolution is to renew the power granted to the directors at the Annual General Meeting held on 18 October 2002. The directors have no present intention of exercising the authority conferred by this resolution.

8 ***Resolution 8: Long Term Incentive Plan***
The review of directors' and senior executives' remuneration undertaken by the Company's Remuneration Committee during the year indicated that performance related pay and equity participation by such employees was low. In order to address this, the Company intends to introduce a performance related bonus scheme linked to a Long Term Incentive Plan. Accordingly, the Directors are proposing to shareholders the adoption of the Provalis plc Long Term Incentive Plan 2003 ("the Plan"). The Plan is described in the circular accompanying the document of which these notes form part and a draft of its rules is available for inspection as described in note 3 on page 47.

9 ***Resolution 9: Employee Share Ownership Trust***
The directors are proposing the establishment of the Provalis plc Employee Share Ownership Trust ("the ESOT"), which may be used to hold shares on behalf of participants under the proposed Long Term Incentive Plan. The ESOT is described in the circular accompanying the document of which these notes form part and a draft of the trust deed rules is available for inspection as described in note 3 on page 47.

10. ***Resolution 10: Renewal of directors' authority to allot shares for cash***
Section 89 of the Companies Act 1985 requires ordinary shares allotted for cash (other than pursuant to Employee Share Schemes) to be offered to existing shareholders on a pro rata basis. Resolution 10 allows the directors to allot shares other than in accordance with section 89 in connection with rights issues and otherwise up to a maximum nominal amount of £330,660, representing approximately 10% of the Company's issued share capital as at 1 September 2003. The authority would last until the conclusion of the next following Annual General Meeting or, if earlier, 15 months after the passing of this resolution. The resolution is to renew the power granted to the directors at the Annual General Meeting held on 18 October 2002.

11. ***Resolution 11: Purchase of own shares***
The Company wishes to take advantage of The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, which come into force on 1 December 2003. These new regulations will allow a listed company to hold in treasury, rather than cancel, a purchase of its own shares. A company then has an option of reselling the shares for cash, cancelling them or transferring them for the purposes of an employees' share scheme. This will enable the Company to provide shares for the purpose of the proposed Long Term Incentive Plan for certain employees. The wording to be deleted from the current Article 4(3) provides that the Company will automatically cancel any shares the subject of a purchase of its own shares, which is incompatible with the new regulations.

12. ***Resolution 12: Retirement of directors by rotation***
The Code of Best Practice set out in Section 1 of the Combined Code requires all directors to submit themselves for re-election at intervals of no more than three years. In practice, the Company has complied with this provision of the Combined Code, and this amendment to the Articles of Association is being made to maintain that compliance.

Corporate Information

Officers

Directors

Mr Frank Alexander Harding
Dr Philip Leon Gould
Mr Peter Edward Bream
Ms Christine Helen Soden
Dr David Philip Bloxham

Company Secretary

Mr Lee Greenbury

Registered Address

Newtech Square
Deeside Industrial Park
Deeside
Flintshire CH5 2NT

Company Number

3321624

Advisers

Financial Adviser

N M Rothschild & Sons Limited
1 Park Row
Leeds LS1 5NR

Broker

Evolution Beeson Gregory Limited
100 Wood Street
London EC2V 7AN

Auditors

KPMG Audit Plc
8 Princes Parade
Liverpool L3 1QH

Lawyers

Richards Butler
Beaufort House
15 St Botolph Street
London EC3A 7EE

Bell, Boyd & Lloyd LLC
Three First National Plaza
Suite 3300
70 West Madison Street
Chicago
Illinois 60602-4207 USA

Bankers

Barclays Bank plc
Barclays Business Centre
210 High Street
Hounslow TW3 1DL

Registrars

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

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Provalis plc
Newtech Square, Deeside Industrial Park, Deeside, Flintshire CH5 2NT
Telephone: +44 (0) 1244 288888 Fax: +44 (0) 1244 280221 Website: www.provalis.com